      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998


                                             1933 ACT REGISTRATION NO. 333-42479

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT M

                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (219) 455-2000

             Jack D. Hunter, Esquire                              COPY TO:
   The Lincoln National Life Insurance Company           Kimberly J. Smith, Esquire
              200 East Berry Street                   Sutherland, Asbill & Brennan LLP
                  P.O. Box 1110                         1275 Pennsylvania Avenue, NW
            Fort Wayne, Indiana 46802                      Washington, D.C. 20004
     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.

             UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
             1     Cover Page Highlights

             2     Cover Page

             3     *

             4     Distribution of Policies

             5     Lincoln Life

          6(a)     The Variable Account

          6(b)     *

             9     Legal Proceedings

     10(a)-(c)     Short-Term Right to Cancel the Policy; Surrenders;
                   Accumulation Value; Reports to Policy Owners

         10(d)     Right to Exchange for a Fixed Benefit Policy; Policy Loans;
                   Surrenders; Allocation of Net Premium Payments

         10(e)     Lapse and Reinstatement

         10(f)     Voting Rights

     10(g)-(h)     Substitution of Securities

         10(i)     Premium Payments; Transfers; Death Benefit; Policy Values;
                   Settlement Options

            11     The Funds

            12     The Funds

            13     Charges; Fees

            14     Issuance

            15     Premium Payments; Transfers

            16     The Variable Account

            17     Surrenders

            18     The Variable Account

            19     Reports to Policy Owners

            20     *

            21     Policy Loans

            22     *

            23     Lincoln Life

            24     Incontestability; Suicide; Misstatement of Age or Sex

            25     Lincoln Life

            26     Fund Participation Agreements

            27     The Variable Account

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
            28     Directors and Officers of Lincoln Life

            29     Lincoln Life

            30     *

            31     *

            32     *

            33     *

            34     *

            35     *

            37     *

            38     Distribution of Policies

            39     Distribution of Policies

            40     *

         41(a)     Distribution of Policies

            42     *

            43     *

            44     The Funds; Premium Payments

            45     *

            46     Surrenders

            47     The Variable Account; Surrenders, Transfers

            48     *

            49     *

            50     The Variable Account

            51 Cover Page; Highlights; Premium Payments; Right to Exchange for a Fixed Benefit Policy

            52     Substitution of Securities

            53     Tax Matters

            54     *

            55     *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

HOME OFFICE LOCATION:                              ADMINISTRATIVE OFFICE LOCATION:
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY        ANNUITY AND VARIABLE LIFE
1300 SOUTH CLINTON STREET                          SERVICES CENTER
FORT WAYNE, INDIANA 46801                          ROUTING S-249
219-455-2000                                       HARTFORD, CT 06152-2249
                                                   800-552-9898

--------------------------------------------------------------------------------
              THE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This prospectus describes a flexible premium variable life insurance contract ("Policy") offered either in an individual or group form by The Lincoln National Life Insurance Company ("Lincoln Life"). This Policy is intended to provide life insurance benefits. It allows flexible premium payments, a choice of underlying funding options, and a choice of two death benefit options. Its value will vary with the investment performance of the underlying funding options selected, as may the death benefit payable by Lincoln Life upon the death of the Insured. Policy values may be used to continue the Policy in force, may be borrowed within certain limits, and may be fully or partially surrendered. Full surrenders are subject to a surrender charge. Annuity settlement options equivalent to the Death Benefit are available for payment to the Beneficiary upon the death of the Insured.

    Lincoln Life offers twenty funding vehicles under a Policy through the Separate Account, each a diversified open-end management investment company (commonly called a mutual fund) with a different investment objective:

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund
AIM V.I. Diversified Income Fund
AIM V.I. Growth Fund
AIM V.I. Value Fund

BT INSURANCE FUNDS TRUST
BT Equity 500 Index Fund

DELAWARE GROUP PREMIUM FUND, INC.
Emerging Markets Series
Small Cap Value Series
Trend Series

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio
Investment Grade Bond Portfolio
LINCOLN NATIONAL MONEY MARKET FUND, INC.
Money Market Fund

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series

OCC ACCUMULATION TRUST
Global Equity Portfolio
Managed Portfolio

TEMPLETON VARIABLE PRODUCTS SERIES FUND
Templeton Asset Allocation Fund Class 1
Templeton International Fund Class 1
Templeton Stock Fund Class 1

    The fixed interest option offered under the Policy is the Fixed Account. Amounts held in the Fixed Account are guaranteed and will earn a minimum interest rate of 4% per year. SPECIAL LIMITS APPLY TO WITHDRAWALS AND TRANSFERS FROM THE FIXED ACCOUNT. Unless specifically mentioned, this prospectus only describes the variable investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance policy with this Policy. This entire Prospectus, and those of the Funds, should be read carefully to understand the Policy being offered.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE MUTUAL FUNDS AVAILABLE AS FUNDING OPTIONS FOR THE POLICIES OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         PROSPECTUS DATED: MAY 1, 1998

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Definitions....................................          3
Highlights.....................................          5
  Initial Choices to be Made...................          5
  Charges and Fees.............................          6
Lincoln Life...................................          6
The Variable Account...........................          7
The Funds......................................          7
  Substitution of Securities...................         10
  Voting Rights................................         11
  Fund Participation Agreements................         11
Death Benefit..................................         11
    Death Benefit Options......................         11
    Changes in Death Benefit Option............         12
    Guaranteed Death Benefit Provision.........         12
    Payment of Death Benefit...................         12
    Changes in Specified Amount................         13
Premium Payments; Transfers....................         14
    Premium Payments...........................         14
    Allocation of Net Premium Payments.........         15
    Transfers..................................         15
    Optional Variable Account Sub-Account
     Allocation Programs.......................         16
      Dollar Cost Averaging....................         16
      Automatic Rebalancing....................         17
Charges; Fees..................................         17
    Premium Load...............................         17
    Monthly Deductions.........................         18
    Transaction Fee for Excess Transfers.......         19
    Mortality and Expense Risk Charge and Fund
     Expenses..................................         20
    Surrender Charge...........................         22
The Fixed Account..............................         23
Policy Values..................................         23
    Accumulation Value.........................         23
    Variable Accumulation Unit Value...........         24
    Surrender Value............................         24
Surrenders.....................................         24
    Partial Surrenders.........................         24
    Full Surrenders............................         25
    Deferral of Payment and Transfers..........         25
Lapse and Reinstatement........................         25
    Lapse of a Policy; Effect of Guaranteed
     Death Benefit Provision...................         25

                                                   PAGE
                                                 ---------
    Reinstatement of a Lapsed Policy...........         26
Policy Loans...................................         26
Settlement Options.............................         27
Other Policy Provisions........................         27
    Issuance...................................         27
    Effective Date of Coverage.................         27
    Short-Term Right to Cancel the Policy......         27
    Policy Owner...............................         28
    Beneficiary................................         28
    Assignment.................................         28
    Right to Exchange for a Fixed Benefit
     Policy....................................         28
    Incontestability...........................         29
    Misstatement of Age or Sex.................         29
    Suicide....................................         29
    Nonparticipating Policies..................         29
Tax Matters....................................         29
    Policy Proceeds............................         29
    Taxation of Lincoln Life ..................         31
    Section 848 Charges........................         31
    Other Considerations.......................         31
Other Matters..................................         31
    Directors and Officers of the Company......         31
    Distribution of Policies...................         33
    Changes of Investment Policy...............         33
    Other Contracts Issued by Lincoln Life.....         34
    State Regulation...........................         34
    Reports to Policy Owners...................         34
    Advertising................................         34
    Year 2000 Issues...........................         35
    Legal Proceedings..........................         36
    Experts....................................         36
    Registration Statement.....................         36
Appendix 1.....................................         37
    Illustration of Surrender Charges..........         37
Appendix 2.....................................         39
    Illustration of Accumulation Values,
     Surrender Values, and Death Benefits......         39
Appendix 3.....................................         48
    Tax Information............................         48
Financial Statements...........................        S-1

DEFINITIONS

                    ACCUMULATION VALUE: The sum of the Fixed Account Value, Variable Account Value and the Loan Account Value.

                    ACCUMULATION UNIT: A unit of measure used to calculate the value of a Variable Account Sub-Account.

                    ADDITIONAL PREMIUMS: Any premium paid in addition to Planned Premiums.

                    ADMINISTRATIVE OFFICE: The administrative office of The Lincoln National Life Insurance Company, whose mailing address is Annuity & Variable Life Services Center, Routing S-249, Hartford, CT 06152-2249.

                    CERTIFICATE: The document which evidences the participation of an Owner in a group policy.

                    CODE: The Internal Revenue Code of 1986, as amended.

                    CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Accumulation Value rather than by reference to the Specified Amount to satisfy the Internal Revenue Service definition of "life insurance."

                    COST OF INSURANCE: The portion of the Monthly Deduction designed to compensate Lincoln Life for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    DEATH BENEFIT: The amount payable to the beneficiary upon the death of the Insured in accordance with the Death Benefit Option elected, before deduction of the amount necessary to repay any loans in full, and overdue deductions.

                    DEATH BENEFIT OPTION: Either of two methods for determining the Death Benefit.

                    FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate of not less than 4% per year. Fixed Account assets are general assets of Lincoln Life held in Lincoln Life's General Account.

                    FIXED ACCOUNT VALUE: The portion of the Accumulation Value, other than the Loan Account Value, held in Lincoln Life General Account.

                    FUND(S): One or more of AIM Variable Insurance Funds, Inc. -- AIM V.I. Capital Appreciation Fund, AIM V.I. Growth Fund, AIM V.I. Value Fund, AIM V.I. Diversified Income Fund; BT Insurance Funds Trust -- BT Equity 500 Index Fund; Delaware Group Premium Fund, Inc. -- Emerging Markets Series, Small Cap Value Series, Trend Series; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio; Fidelity Variable Insurance Products Fund II -- Asset Manager Portfolio, Investment Grade Bond Portfolio; Lincoln National Money Market Fund, Inc. -- Money Market Fund;
                    MFS-Registered Trademark- Variable Insurance Trust -- MFS Emerging Growth Series; MFS Total Return Series, MFS Utilities Series; Templeton Variable Products Series Fund (Class 1) -- Templeton Asset Allocation Fund, Templeton International Fund, Templeton Stock Fund; OCC Accumulation Trust -- Global Equity Portfolio, Managed Portfolio. Each of them is an open-end management investment company (mutual fund) whose shares are available to fund the benefits provided by the Policy.

                    GENERAL ACCOUNT: Lincoln Life's general asset account, in which assets attributable to the non-variable portion of Policies are held.

                    GRACE PERIOD: The 61-day period following a Monthly Anniversary Day on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction. Lincoln Life will send notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless a sufficient payment (described in the notification letter) is received by Lincoln Life.

                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM: The Premium Payment(s) which must be made to guarantee the Initial Specified Amount for the first five Policy Years after issue, regardless of investment performance, assuming there will be no loans or partial surrenders.

                    GUIDELINE ANNUAL PREMIUM: The level amount required to mature the Policy under guaranteed mortality and expense charges and an annual interest rate of 5%.

                    HOME OFFICE: The Headquarters of Lincoln National Life Insurance Company, located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    INITIAL SPECIFIED AMOUNT: The amount (at least $100,000), originally chosen by the Policy Owner, initially equal to the Death Benefit. The Initial Specified Amount may be increased or decreased as described in this Prospectus.

                    INSURED: The person on whose life the Policy is issued.

                    ISSUE AGE: The age of the Insured, to the nearest birthday, on the Issue Date.

                    ISSUE DATE: The date on which the Policy becomes effective, as shown in the Policy Specifications.

                    LINCOLN LIFE: The Lincoln National Life Insurance Company.

                    LOAN ACCOUNT: The account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account and Variable Account Sub-Accounts. The Loan Account is part of Lincoln Life's General Account.

                    LOAN ACCOUNT VALUE: An amount equal to the sum of all unpaid Policy loans and loan interest.

                    MONTHLY ANNIVERSARY DAY: The day of the month as shown in the Policy Specifications, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that month, when Lincoln Life makes the Monthly Deduction.

                    MONTHLY DEDUCTION: The monthly deduction made from the Net Accumulation Value; this deduction includes the cost of insurance, an administrative expense charge, and charges for supplemental riders or benefits, if applicable.

                    NET ACCUMULATION VALUE: The Accumulation Value less the Loan Account Value.

                    NET AMOUNT AT RISK: The Death Benefit before subtraction of outstanding loans, if any, minus the Accumulation Value.

                    NET PREMIUM PAYMENT: The portion of a Premium Payment, after deduction of 5.0% for the premium load, available for allocation to the Fixed Account and the Variable Account Sub-Accounts.

                    OWNER. The Owner on the Date of Issue will be the person designated in the Policy Specifications as having all ownership rights under the Policy; includes the Certificate Owner under a group policy. If no person is designated as Owner, the Insured will be the Owner.

                    PLANNED PREMIUMS: The amount of premium the Policy Owner chooses to pay Lincoln Life on a scheduled basis. This is the amount for which Lincoln Life sends a premium reminder notice.

                    POLICY: The life insurance contract described in this Prospectus, i.e., either an individual Policy or a Certificate evidencing the Owner's participation in a group policy, under which flexible premium payments are permitted and the death benefit and contract values may vary with the investment performance of the funding option(s) selected.

                    POLICY YEAR: Each twelve-month period, beginning on the Issue Date, during which the Policy is in effect.

                    PREMIUM PAYMENT: A premium payment made under the Policy.

                    RIGHT-TO-EXAMINE PERIOD: The period of time following the issuance of the Policy during which the Owner may return the Policy and receive a refund of premiums paid, the latest of
                    (a) 10 days after the Policy is received, unless otherwise stipulated by state law requirements, (b) 10 days after Lincoln Life mails or personally delivers a Notice of Withdrawal Right to the Owner, or (c) 45 days after the application for the Policy is signed.

                    SETTLEMENT OPTION(S): Several ways in which the Beneficiary may receive a Death Benefit, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    SUB-ACCOUNT: That portion of the Variable Account which is invested in shares of a specific Fund.

                    SURRENDER CHARGE: The amount retained by Lincoln Life upon the full surrender of the Policy.

                    SURRENDER VALUE: The amount a Policy Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value minus the applicable Surrender Charge. All of the Surrender Value may be applied to one or more of the Settlement Options.

                    VALUATION DAY: Every day on which Accumulation Units are valued; any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

                    VALUATION PERIOD: The period of time beginning on the day following a Valuation Day and ending on the next Valuation Day. A Valuation Period may be more than one day in length.

                    VARIABLE ACCOUNT: Lincoln Life Flexible Premium Variable Account M. Consists of all Sub-Accounts invested in shares of the Funds. Variable Account assets are kept separate from the general assets of Lincoln Life and are not chargeable with the general liabilities of Lincoln Life.

                    VARIABLE ACCOUNT VALUE: The portion of the Accumulation Value attributable to the Variable Account.

HIGHLIGHTS
                    The Policy is a flexible premium variable life insurance policy. Its values may be accumulated on a fixed or variable basis or a combination of fixed and variable bases. The Policy's provisions may vary in some states.
INITIAL CHOICES
TO BE MADE
                    When purchasing a Policy, the Owner makes three important choices:

                    1) Selecting one of the two Death Benefit Options;
                    2) Selecting the amount of Premium Payments to make; and
                    3) Selecting how Net Premium Payments will be allocated
                       among the available funding options.
LEVEL OR VARYING
DEATH BENEFIT
                    At the time of purchase, the Policy Owner (also called the "Owner" in this Prospectus) must choose between the two Death Benefit Options. The amount payable under either option will be determined as of the date of the Insured's death. Under the level Death Benefit Option, the Death Benefit will be the greater of the Specified Amount, or the Corridor Death Benefit. Under the varying Death Benefit Option, the Death Benefit will be the greater of the Specified Amount plus the Accumulation Value, or the Corridor Death Benefit (See "Death Benefit").

                    The Policy also offers a Guaranteed Initial Death Benefit Provision which ensures that for the first five Policy Years the Death Benefit will not be less than the Initial Specified Amount, regardless of market performance, assuming there have been no loans or surrenders, even if the Net Accumulation Value is insufficient to cover the current Monthly Deductions (See "Guaranteed Death Benefit Provision").
AMOUNT OF
PREMIUM PAYMENT
                    At the time of purchase, the Policy Owner must also choose the amount of premium to be paid. The Owner may vary Premium Payments to some extent and still keep the Policy in force. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue this Policy in force. If the Policy lapses it may be reinstated (See "Reinstatement of a Lapsed Policy"). Premium Payments are refundable during the Right-to-Examine Period.
SELECTION OF
FUNDING
VEHICLE(S)
                    The Policy Owner must choose how to allocate Net Premium Payments. Net Premium Payments allocated to the Variable Account may be allocated to one or more Sub-Accounts of the Variable Account, each of which invests in shares of a particular Fund. The Initial Premium Payment will not be allocated to the Variable Account until three days following the expiration of the Right-to-Examine Period (see "Short-Term Right to Cancel the Policy"). The Fixed Account may also be elected as an allocation option.

                    Allocations to any Sub-Account or to the Fixed Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account value of less than $2,500. Further, at this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. Lincoln Life may expand this number at a future date. The variable portion of a Policy is supported by the Fund(s) selected as funding vehicle(s). The portion of the Variable Account Value attributable to a particular Fund through the Sub-Account of the Variable Account is not guaranteed and will vary with the investment performance of that Fund.
CHARGES
AND FEES
                    There is a 5.0% premium load on all Premium Payments.

                    Monthly deductions are made for the Cost of Insurance and any riders.

                    Monthly deductions ($15 per month during the first Policy Year and, currently, $5 per month thereafter) are also made for administrative expenses.

                    Daily deductions from Variable Account Value are made for the mortality and expense risk, currently at the annual rate of .80% during the first twelve Policy Years and .55% thereafter.

                    Investment results for each Sub-Account are affected by each Fund's daily charge for management fees; these charges vary by Fund and are shown at pages 10-11 of this Prospectus.

                    A transaction fee of $25 is imposed for each partial surrender and for certain transfers in excess of 12 per Policy Year.

                    A surrender charge will be deducted upon full surrender of a Policy within the first ten Policy Years or within ten years after an increase in Specified Amount.

                    Interest is charged on Policy loans. The net interest spread (the amount by which interest charged exceeds interest credited) is currently 1% per year in the first ten Policy Years and .25% per year thereafter.

                    Lincoln Life may derive a profit from its charges.

LINCOLN LIFE
                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY. Lincoln Life is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. Lincoln Life is principally engaged in offering individual life insurance policies and annuity contracts, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force. Lincoln Life is also one of the leading life reinsurers in the United States. Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Commonwealth of the Northern Mariana Islands.

                    Lincoln Life is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The principal office of Lincoln Life is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. The principal office of Lincoln National Corp. is located at 200 East Berry Street, Fort Wayne, Ind. 46802. Through subsidiaries, LNC engages primarily in the issuance of health-life insurance and annuities, property-casualty insurance, and other financial services.

                    Lincoln Life markets the Policies through independent insurance brokers, general agents, and registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc.

                    Lincoln Life, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted. Additional protection is provided in the form of a blanket fidelity bond which covers directors and employees of Lincoln Life. The bond, which was issued by Fidelity and Deposit Co. of Maryland, provides $25,000,000 of coverage.

THE VARIABLE ACCOUNT

                    Lincoln Life Flexible Premium Variable Life Account M was established pursuant to a December 2, 1997 resolution of the Board of Directors of Lincoln Life. Under Indiana insurance law, the income, gains or losses of the Variable Account are credited without regard to the other income, gains or losses of Lincoln Life. Lincoln Life serves as the custodian of the assets of the Variable Account. These assets are held for the Policies. Although the assets maintained in the Variable Account equal to its reserves and other liabilities will not be charged with any liabilities arising out of any other business conducted by Lincoln Life, all obligations arising under the Policies are general corporate liabilities of Lincoln Life. Any and all distributions made by the Funds with respect to shares held by the Variable Account will be reinvested in additional shares at net asset value. Deductions and surrenders from the Variable Account will, in effect, be made by surrendering shares of the Funds at net asset value. On each Valuation Day of each Fund, the Variable Account purchases or redeems Fund shares based on a netting of all transactions for that day. Shares of the Funds held in the Variable Account are held by Lincoln Life through an open account system, which makes unnecessary the issuance and delivery of stock certificates.

                    The Variable Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision of the Variable Account or Lincoln Life's management or investment practices or policies by the Commission. Lincoln Life does not guarantee the Variable Account's investment performance.

                    Lincoln Life has several other separate accounts registered as unit investment trusts with the Commission for the purpose of funding the variable annuity contracts and variable life insurance policies of Lincoln Life.
THE FUNDS
                    Each of the twenty Sub-Accounts of the Variable Account is invested solely in the shares of one of the twenty Funds available as funding vehicles under the Policies. Each of the Funds is a series of one of nine entities, all Massachusetts business trusts, except for AIM Variable Insurance Funds, Inc., Delaware Group Premium Fund, Inc. and Lincoln National Money Market Fund, Inc., which are Maryland Corporations. Each such entity is registered as an open-end, diversified management investment company under the 1940 Act. These entities are collectively referred to herein as the "Trusts."

                    The seven Trusts and their Investment advisers and distributors are:

                        AIM Variable Insurance Funds, Inc. ("AIM V.I. Fund"), managed by A I M Advisors, Inc., and distributed by A I M Distributors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;

                        BT Insurance Funds Trust ("BT Trust"), managed by Bankers Trust Company, Bankers Trust Plaza, New York, NY 10006, and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581;

                        Delaware Group Premium Fund, Inc. ("Delaware Trust"), managed by Delaware Management Company, Inc. and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103;

                        Fidelity Variable Insurance Products Fund ("Fidelity VIP"), and Variable Insurance Products Fund II ("Fidelity VIP II"), managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103;

                        Lincoln National Money Market Fund, Inc. ("Lincoln Trust"), managed by Lincoln Investment Management, Inc. and distributed by Lincoln Financial Advisors, Inc., 1300 S. Clinton Street, Fort Wayne, IN 46802;

                        MFS-Registered Trademark- Variable Insurance Trust ("MFS Trust"), managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;

                        Templeton Variable Products Series Fund ("Templeton Trust"), managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/Templeton Distributors, Inc., 700 Central Avenue, St. Petersburg, FL 33701;

                        OCC Accumulation Trust ("OCC Trust") (formerly Quest for Value Accumulation Trust), managed by OpCap Advisors (formerly Quest for Value Advisors) and distributed by OCC Distributors (formerly Quest for Value Distributors), One World Financial Center, New York, NY 10281.

                    Four Funds of AIM V.I. Fund are available under the
                    Policies:

                        AIM V.I. Capital Appreciation Fund;
                        AIM V.I. Diversified Income Fund;
                        AIM V.I. Growth Fund;
                        AIM V.I. Value Fund.

                    One Fund of BT Trust is available under the Policies:

                        Equity 500 Index Fund.

                    Three Funds of the DELAWARE Trust are available under the
                    Policies:

                        Emerging Markets Series;
                        Small Cap Value Series;
                        Trend Series.

                    One Fund of FIDELITY VIP is available under the Policies:

                        Equity-Income Portfolio ("Fidelity VIP Equity-Income Portfolio").

                    Two Funds of FIDELITY VIP II are available under the
                    Policies:

                        Asset Manager Portfolio ("Fidelity VIP II Asset Manager
                    Portfolio");
                        Investment Grade Bond Portfolio ("Fidelity VIP II
                    Investment Grade Bond Portfolio").

                    One Fund of LINCOLN Trust is available under the Policies:

                        Money Market Fund.

                    Three Funds of MFS Trust are available under the Policies:

                        MFS Emerging Growth Series;
                        MFS Total Return Series;
                        MFS Utilities Series.

                    Three Funds of TEMPLETON Trust are available under the
                    Policies:

                        Templeton Asset Allocation Fund: Class 1;
                        Templeton International Fund: Class 1;
                        Templeton Stock Fund: Class 1.

                    Two Funds of OCC Accumulation Trust are available under the
                    Policies:

                        Global Equity Portfolio;
                        Managed Portfolio.

                    The investment advisory fees charged the Funds by their advisers are shown on pages 20 and 21 of this Prospectus.

                    There follows a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

                    The investment objectives and policies of certain Trusts are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser. The investment results of the Trusts, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Trusts will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.

                    AIM V.I. CAPITAL APPRECIATION FUND (Small Cap Stocks): Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

                    AIM V.I. DIVERSIFIED INCOME FUND (Fixed
                    Income - Intermediate Term Bonds): Seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "junk bonds").

                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by its adviser to have strong earnings momentum.

                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

                    BT EQUITY 500 INDEX FUND (Large Cap Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, an index emphasizing large-capitalization stocks, before the deduction of Fund expenses.

                    DELAWARE EMERGING MARKETS SERIES (International Stocks): An international fund which seeks to achieve long-term capital appreciation by investing primarily in equity securities of issuers located or operating in emerging countries. Under normal market conditions, at least 65% of the Series assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be developing or emerging.

                    DELAWARE SMALL CAP VALUE SERIES (Small Cap Stocks): Seeks capital appreciation by investing primarily in small- to mid-cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.

                    DELAWARE TREND SERIES (Small Cap Stocks): Seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

                    FIDELITY VIP II ASSET MANAGER PORTFOLIO (Balanced or Total Return): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

                    FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO (Fixed Income - Intermediate Term Bonds): Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.

                    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks):
                    Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).

                    LINCOLN MONEY MARKET FUND (Money Market): Seeks maximum current income consistent with the preservation of capital, by investing in a portfolio of short-term money market instruments maturing within one year from date of purchase.

                    MFS EMERGING GROWTH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

                    MFS TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                    MFS UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

                    TEMPLETON ASSET ALLOCATION FUND -- CLASS 1 (Balanced or Total Return): Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.

                    TEMPLETON INTERNATIONAL FUND -- CLASS 1 (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

                    TEMPLETON STOCK FUND -- CLASS 1 (Global Stocks): Seeks capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world, including the U.S.

                    OCC ACCUMULATION TRUST GLOBAL EQUITY PORTFOLIO (International Stocks): Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.

                    OCC ACCUMULATION TRUST MANAGED PORTFOLIO (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.

                    The AIM Diversified Income Fund, Delaware Emerging Markets Fund, Delaware Small Cap Value Fund, Fidelity VIP Equity-Income Portfolio, Fidelity VIP II Asset Manager Portfolio, MFS Total Return Series, MFS Utilities Series, OCC Global Equity Portfolio, OCC Managed Portfolio, Templeton Asset Allocation Fund, Templeton International Fund and Templeton Stock Fund portfolios may invest in non-investment grade, high yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund prospectuses.

                    There is no assurance that the investment objective of any of the Funds will be met. A Policy Owner bears the complete investment risk for Accumulation Values allocated to a Sub-Account. Each of the Sub-Accounts involves inherent investment risk, and such risk varies significantly among the Sub-Accounts. Policy Owners should read each Fund's prospectus carefully and understand the Funds' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Policies. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by Lincoln Life (See "Premium Payments").

                    Required premium levels will vary based on market performance. In a prolonged market downturn, affecting all Sub-Accounts, additional Premium Payments may be necessary to maintain the level of coverage or to avoid lapsing of the Policy. Review of periodic contract statements is strongly suggested to determine appropriate premium requirements.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of Lincoln Life, further investment in such shares should become inappropriate in view of the purpose of the investment objectives of the Policies or in view of legal, regulatory or federal income tax restrictions, Lincoln Life may substitute shares of another Fund. No substitution of securities in any Sub-Account may take place without prior approval of the Commission and under such requirements as it may impose.

                    VOTING RIGHTS

                    In accordance with its view of present applicable law, Lincoln Life will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Series Fund in accordance with written instructions received from persons having the voting interest in the Variable Account. Lincoln Life will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Series Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Series Fund not more than sixty (60) days prior to the meeting of the particular Series Fund. Voting instructions will be solicited by written communication at least fourteen
                    (14) days prior to the meeting.

                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of Lincoln Life and other life insurance companies. The Series Funds do not foresee any disadvantage to Policy Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Series Funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS

                    With respect to a Trust, the adviser and/or the distributor, or an affiliate thereof, may compensate Lincoln Life (or an affiliate) for administration, distribution, or other services. It is anticipated that such compensation would be based on assets of the particular Trust attributable to the Policies along with certain other variable contracts issued or administered by Lincoln Life (or an affiliate).

DEATH BENEFIT

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available. The amount payable under either option will be determined as of the date of the Insured's death.

                    Under OPTION 1 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), or the applicable percentage (the "Corridor Percentage") of the Accumulation Value required to maintain the Policy as a "life insurance contract" for tax purposes (the "Corridor Death Benefit"). The Corridor Percentage is 250% through the Insured's age 40 and decreases in accordance with the table in "Payment of Death Benefit" to 100% at the Insured's age 95. Option 1 provides a level Death Benefit until the Corridor Death Benefit exceeds the Specified Amount.

                    Under OPTION 2 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), plus the Accumulation Value, or the Corridor Death Benefit. Option 2 provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options chosen.

                    Under both Option 1 and Option 2, the proceeds payable upon death will be the Death Benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full. Option 1 will be in effect unless Option 2 has been elected in the application for the Policy or unless a change has been allowed.

                    CHANGES IN DEATH BENEFIT OPTION

                    A Death Benefit Option change will be allowed upon the Owner's written request to Lincoln Life's Administrative Office in form satisfactory to Lincoln Life, subject to the following conditions:

                     - The change will take effect on the Monthly Anniversary
                       Day or on the next Valuation Day following the date of receipt of the request.

                     - There will be no change in the Surrender Charge, and
                       evidence of insurability may be required.

                     - No change in the Death Benefit Option may reduce the
                       Specified Amount below $100,000.

                     - For changes from Option 1 to Option 2, the new Specified
                       Amount will equal the Specified Amount less the Accumulation Value at the time of the change.

                     - For changes from Option 2 to Option 1, the new Specified
                       Amount will equal the Specified Amount plus the Accumulation Value at the time of the change.

                    GUARANTEED DEATH BENEFIT PROVISION

                    The Guaranteed Death Benefit Provision assures that, as long as the Guaranteed Initial Death Benefit Premium is paid, the Death Benefit will not be less than the Initial Specified Amount during the first five Policy Years even if the Net Accumulation Value is insufficient to cover the current Monthly Deductions, assuming there have been no loans or partial surrenders.

                    Changes in Initial Specified Amount, partial surrenders, and Death Benefit Option changes during the first five Policy Years may affect the Guaranteed Death Benefit Premium. These events and loans may also affect the Policy's ability to remain in force.

                    PAYMENT OF DEATH BENEFIT

                    The Death Benefit under the Policy will be paid in a lump sum within seven days after receipt at Lincoln Life's Administrative Office of due proof of the Insured's death (a certified copy of the death certificate), unless the Owner or the Beneficiary has elected that it be paid under one or more of the Settlement Options (See "Settlement Options"). Payment of the Death Benefit may be delayed if the Policy is being contested.

                    While the Insured is living, the Owner may elect a Settlement Option for the Beneficiary and deem it irrevocable, and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Owner has made an irrevocable election.

                    All or a part of the Death Benefit may be applied under one or more of the Settlement Options, or such other options as Lincoln Life may make available in the future.

                    If the Policy is assigned as collateral security, Lincoln Life will pay any amount due the assignee in one lump sum. Any excess Death Benefit due will be paid as elected.

                    The Death Benefit under the Policy at any point in time must be at least the following "Corridor Percentage" of the Accumulation Value based on the Insured's attained age:

                     INSURED'S     CORRIDOR       INSURED'S      CORRIDOR
                    ATTAINED AGE  PERCENTAGE    ATTAINED AGE    PERCENTAGE
                    ------------  -----------   -------------   -----------
                        0-40          250%            70            115%
                         41           243             71            113
                         42           236             72            111
                         43           229             73            109
                         44           222             74            107
                                    -----            ---          -----
                         45           215             75            105
                         46           209             76            105
                         47           203             77            105
                         48           197             78            105
                         49           191             79            105
                                    -----            ---          -----
                         50           185             80            105
                         51           178             81            105
                         52           171             82            105
                         53           164             83            105
                         54           157             84            105
                                    -----            ---          -----
                         55           150             85            105
                         56           146             86            105
                         57           142             87            105
                         58           138             88            105
                         59           134             89            105
                                    -----            ---          -----
                         60           130             90            105
                         61           128             91            104
                         62           126             92            103
                         63           124             93            102
                         64           122             94            101
                                    -----            ---          -----
                         65           120             95            100
                         66           119             96            100
                         67           118             97            100
                         68           117             98            100
                         69           116             99            100
                                    -----            ---          -----

                    CHANGES IN SPECIFIED AMOUNT

                    Changes in the Specified Amount of a Policy can be made by submitting a written request to Lincoln Life's Administrative Office in form satisfactory to Lincoln Life.

                    Changes in the Specified Amount are subject to the following conditions:

                     - Satisfactory evidence of insurability and a supplemental application may be required for an increase in the Specified Amount.

                     - An increase in the Specified Amount will increase the
                       Surrender Charge.

                     - As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000.

                     - No decrease may reduce the Specified Amount to less than
                       $100,000.

                     - No decrease may reduce the Specified Amount below the
                       minimum required to maintain the Policy's status under the Code as a life insurance policy.

                    Decreases in Specified Amount will be effective on the Monthly Anniversary Day on or next following receipt of the request at our Servicing Office, if all requirements have been met. Decreases in Specified Amount will be applied to reduce existing Specified Amount in the following order: first, the most recent increase in Specified Amount; then, the next most recent increases in Specified Amount successively; and finally, against the Specified Amount provided at issue.

                    Increases in Specified Amount, if approved by Lincoln Life and provided the Insured is living, will be effective on (i) the Monthly Anniversary Day on or next following receipt of the request at our Servicing Office and (ii) the deduction from the Accumulation Value of the first month's cost of insurance for the increase. If the Specified Amount is increased, a new Surrender Charge applies within ten years following any increase in Specified Amount. (See "Charges; Fees -- Surrender Charge".)

PREMIUM PAYMENTS; TRANSFERS

                    PREMIUM PAYMENTS

                    The Policies provide for flexible premium payments. Premium Payments are payable in the frequency and in the amount selected by the Policy Owner. The initial Premium Payment is due on the Issue Date and is payable in advance. The minimum payment is the amount necessary to maintain a positive Net Accumulation Value or Guaranteed Minimum Death Benefit. Each subsequent Premium Payment must be at least $100. Lincoln Life reserves the right to decline any application or Premium Payment.

                    After the initial Premium Payment, all Premium Payments must be sent directly to Lincoln Life's Administrative Office and will be deemed received when actually received there.

                    The Policy Owner may elect to increase, decrease or change the frequency of Premium Payments.

                    PLANNED PREMIUMS are Premium Payments scheduled when a Policy is applied for. They can be billed annually, semiannually or quarterly. Pre-authorized automatic monthly check payments may also be arranged.

                    ADDITIONAL PREMIUMS are any Premium Payments made ($100 minimum) in addition to Planned Premiums.

                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM, if paid during each of the first five Policy Years, enables the Policy to remain in force regardless of investment performance, assuming no surrenders or loans during that time. The Guaranteed Initial Death Benefit Premium is stated in the Policy Specifications. An increase in Specified Amount would require a recalculation of the Guaranteed Initial Death Benefit Premium. If this premium is not paid, or there are partial surrenders or loans taken during the first five Policy Years, the Policy will lapse during the first five Policy Years if the Net Accumulation Value is less than the next Monthly Deduction, just as it would after the first five Policy Years at any time the Net Accumulation Value is less than the next Monthly Deduction.

                    Payment of Planned Premiums or Additional Premiums in any amount will not, except as noted above, guarantee that the Policy will remain in force. Conversely, failure to pay Planned Premiums or Additional Premiums will not necessarily cause a Policy to lapse (See "Guaranteed Death Benefit Provision").

                    PREMIUM INCREASES. At any time, the Owner may increase Planned Premiums, or pay Additional Premiums, but:

                     - Evidence of insurability may be required if the
                       Additional Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Accumulation Value. If satisfactory evidence of insurability is requested and not provided, the increase in premium will be refunded without interest and without participation of such amounts in any underlying funding options.

                     - In no event may the total of all Premium Payments exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a Premium Payment would result in total Premium Payments exceeding such maximum premium limitation, Lincoln Life will only accept that portion of the Premium Payment which will make total premiums equal the maximum. Any part of the Premium Payment in excess of that amount will be returned or applied as otherwise agreed and no further Premium Payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law.

                     - If there is any Policy indebtedness, any additional Net
                       Premium Payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment.

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    At the time of purchase of the Policy, the Owner must decide how to allocate Net Premium Payments among the Sub-Accounts and the Fixed Account. Allocation to any one Variable Account Sub-Account or to the Fixed Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account value of less than $2,500. Further, at this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. Lincoln Life may expand this number at a future date. For each Variable Account Sub-Account, the Net Premium Payments are converted into Accumulation Units. The number of Accumulation Units credited to the Policy is determined by dividing the Net Premium Payment allocated to the Sub-Account by the value of the Accumulation Unit for the Sub-Account.

                    During the Right-to-Examine Period, the Net Premium Payment will be allocated to the Fixed Account, and interest credited from the Issue Date if the Premium Payment was received on or before the Issue Date. Lincoln Life will allocate the initial Net Premium Payment directly to the Sub-Account(s) selected by the Owner within three days after expiration of the Right-to-Examine Period.

                    Unless Lincoln Life is directed otherwise by the Policy Owner, subsequent Net Premium Payments will be allocated on the same basis as the most recent previous Net Premium Payment. Such allocation will occur as of the next Valuation Period after each payment is received.

                    The allocation for future Net Premium Payments may be changed at any time free of charge. Any new allocation will apply to Premium Payments made more than one week after Lincoln Life receives the notice of the new allocation at its administrative office. Any new allocation is subject to the same requirements as the initial allocation. Lincoln Life may, at its sole discretion, waive minimum premium allocation requirements.

                    TRANSFERS

                    Before the Insured attains age 100, values may, at any time, be transferred ($500 minimum) from one Sub-Account to another or from the Variable Account to the Fixed Account. Within the 30 days after each Policy Anniversary, the Owner may also transfer a portion of the Fixed Account Value to one or more Sub-Accounts, until the Insured attains age 100. Transfers from the Fixed Account are allowed in the 30-day period after a Policy Anniversary and will be effective as of the next Valuation Day after a request is received in good order at Lincoln Life's Administrative Office. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. Lincoln Life may further limit transfers from the Fixed Account at any time.

                    Subject to the above restrictions, up to 12 transfers may be made in any Policy Year without charge, and any value remaining in the Fixed Account or a Sub-Account after a transfer must be at least $500. Transfers may be made in writing or by telephone unless the Policy Owner has indicated in writing in the application or otherwise that telephone transfers are not to be permitted. To make a telephone transfer, the Policy Owner must call Lincoln Life's Administrative Office and provide, as identification, his or her Policy Number and a requested portion of his or her Social Security number. A customer service representative will then come on the line and, upon ascertaining that telephone transfers are permitted for that Policy, take the transfer request, which will be processed as of the next close of business and confirmed the day after that. Lincoln Life disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after a written request is received by Lincoln Life at its Administrative Office. Transfer requests must be received by Lincoln Life at its Administrative Office by the close of the New York Stock Exchange (usually, 4:00 pm ET) on each day the New York Stock Exchange is open, in order to be effective that day. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account to be less than $500 will result in those remaining Accumulation Units being cancelled and their aggregate value reallocated proportionately among the other funding options chosen. The Policy Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts. See pages 8-9 and 19-20 of this Prospectus.

                    Lincoln Life, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    OPTIONAL VARIABLE ACCOUNT SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to enroll in either of the following programs. However, both programs cannot be in effect at the same time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging is a program which, if elected by the Owner, systematically allocates specified dollar amounts from the Money Market Sub-Account to one or more of the Contract's Variable Account Sub-Accounts at regular intervals as selected by the Owner. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Dollar cost averaging will not assure a profit or protect against a declining market.

                    Dollar Cost Averaging may be elected by establishing a Money Market Sub-Account value of at least $1,000. The minimum amount per month to allocate is $100 (subject to the 18 Sub-Account limitation described under "Allocation of Net Premium Payments" above). Enrollment in this program may occur at any time by calling Lincoln Life's Administrative Office or by providing the information requested on the Dollar Cost Averaging election form to Lincoln Life, provided that sufficient value is in the Money

                    Market Sub-Account. Transfers to the Fixed Account are not permitted under Dollar Cost Averaging. Lincoln Life may, at its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the value of the Money Market Sub-Account is insufficient to complete the next transfer; (3) the Owner requests termination by telephone or in writing and such request is received at least one week prior to the next scheduled transfer date to take effect that month; or
                    (4) the Policy is surrendered.

                    There is no current charge for Dollar Cost Averaging but Lincoln Life reserves the right to charge for this program.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing is an option which, if elected by the Owner on the initial application, or thereafter by calling Lincoln Life's Administrative Office, periodically restores to a pre-determined level the percentage of Policy Value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected on the application, unless subsequently changed. The Automatic Rebalancing allocation may be changed at any time by submitting a written request to Lincoln Life or by calling the Administrative Office.

                    If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts must be subject to Automatic Rebalancing. The Fixed Account is not available for Automatic Rebalancing.

                    Automatic Rebalancing may take place on either a quarterly, semi-annual or annual basis, as selected by the Owner. Once Automatic Rebalancing is activated, any Sub-Account transfers executed outside of the rebalancing option will terminate the Automatic Rebalancing. Any subsequent premium payment or withdrawal that modifies the net account balance within each Sub-Account may also cause termination of Automatic Rebalancing. Any such termination will be confirmed to the Owner. The Owner may terminate Automatic Rebalancing or re-enroll at any time by calling or writing Lincoln Life's Administrative Office.

                    There is no current charge for Automatic Rebalancing but Lincoln Life reserves the right to charge for this program.

CHARGES; FEES

                    Lincoln Life deducts the charges described below to cover costs and expenses, services provided, and risks assumed under the Policies. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Policy. For example, the Premium Load and Surrender Charge may not fully cover all of the sales and distribution expenses actually incurred by Lincoln Life, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses.

                    PREMIUM LOAD

                    A deduction of 5.0% of each Premium Payment will be made to cover the premium load. This load represents state taxes and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The 2.35% portion of this deduction for premium taxes may be higher or lower than the actual tax imposed by the applicable jurisdiction; it is in the mid-range of state premium taxes, which range from 1.75% to

                    5.0%. Lincoln Life estimates 1.15% of each Premium Payment will be used to meet federal income tax liabilities attributable to the treatment of deferred acquisition costs. The remaining 1.5% of the deduction is for sales expenses.

                    MONTHLY DEDUCTIONS

                    A Monthly Deduction is made from the Net Accumulation Value for administrative expenses. The monthly administrative fee is $15 during the first Policy Year and, currently, $5 during subsequent Policy Years. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. For subsequent Policy Years, this monthly fee will never exceed $10.

                    A Monthly Deduction is also made from the Net Accumulation Value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance depends on the attained age, risk class and gender classification (in accordance with state law) of the Insured and the current Net Amount at Risk.

                    The Cost of Insurance is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by 1.0032737, subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by Lincoln Life. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or, for unisex rates, on the 1980 CSO-B Table.

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
     0         0.34845    0.24089    0.32677
     1         0.08917    0.07251    0.08667
     2         0.08251    0.06750    0.07917
     3         0.08167    0.06584    0.07834
     4         0.07917    0.06417    0.07584

     5         0.07501    0.06334    0.07251
     6         0.07167    0.06084    0.06917
     7         0.06667    0.06000    0.06584
     8         0.06334    0.05834    0.06250
     9         0.06167    0.05750    0.06084

    10         0.06084    0.05667    0.06000
    11         0.06417    0.05750    0.06250
    12         0.07084    0.06000    0.06917
    13         0.08251    0.06250    0.07834
    14         0.09584    0.06887    0.09001

    15         0.11085    0.07084    0.10334
    16         0.12585    0.07601    0.11585
    17         0.13919    0.07917    0.12752
    18         0.14836    0.08167    0.13502
    19         0.15502    0.08501    0.14085
    20         0.15836    0.08751    0.14502
    21         0.15919    0.08917    0.14585
    22         0.15752    0.09084    0.14419
    23         0.15502    0.09251    0.14252
    24         0.15189    0.09501    0.14085

    25         0.14752    0.09668    0.13752
    26         0.11419    0.09918    0.13585
    27         0.14252    0.10168    0.13418
    28         0.14169    0.10501    0.13418
    29         0.14252    0.10635    0.13585

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------

    30         0.14419    0.11251    0.13752
    31         0.14836    0.11668    0.14169
    32         0.15252    0.12085    0.14585
    33         0.15919    0.12502    0.15252
    34         0.16889    0.13168    0.15919

    35         0.17586    0.13752    0.16836
    36         0.18670    0.14669    0.17837
    37         0.20004    0.15752    0.19170
    38         0.21505    0.17003    0.20588
    39         0.23255    0.18503    0.22338

    40         0.25173    0.20171    0.24173
    41         0.27424    0.22005    0.26340
    42         0.29675    0.23922    0.28508
    43         0.32260    0.25757    0.31010
    44         0.34929    0.27674    0.33428

    45         0.37931    0.29675    0.36263
    46         0.41017    0.31677    0.39182
    47         0.44353    0.33761    0.42268
    48         0.47856    0.36096    0.45437
    49         0.51777    0.38598    0.49107

    50         0.55948    0.41350    0.53028
    51         0.60870    0.44270    0.57533
    52         0.66377    0.47523    0.62539
    53         0.72636    0.51276    0.68297
    54         0.79730    0.55114    0.74722

    55         0.87326    0.59118    0.81566
    56         0.95591    0.63123    0.88996
    57         1.04192    0.66961    0.96593
    58         1.13378    0.70633    1.04609
    59         1.23236    0.74556    1.13211

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
    60         1.34180    0.78979    1.22817
    61         1.46381    0.84488    1.33511
    62         1.60173    0.91417    1.45796
    63         1.75809    1.00267    1.59922
    64         1.93206    1.10539    1.75725

    65         2.12283    1.21731    1.92955
    66         2.32623    1.33511    2.11195
    67         2.54312    1.45461    2.30614
    68         2.77350    1.57247    2.50878
    69         3.02328    1.69955    2.72909

    70         3.30338    1.84590    2.97466
    71         3.62140    2.02325    3.25640
    72         3.98666    2.24419    3.58279
    73         4.40599    2.51548    3.95978
    74         4.87280    2.83552    4.38330

    75         5.37793    3.19685    4.84334
    76         5.91225    3.59370    5.33245
    77         6.46824    4.01942    5.84227
    78         7.04089    4.47410    6.36948
    79         7.64551    4.97042    6.92851
ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------

    80         8.30507    5.52957    7.54229
    81         9.03761    6.17118    8.22883
    82         9.86724    6.91414    9.01216
    83        10.80381    7.77075    9.90124
    84        11.82571    8.72632   10.87533

    85        12.91039    9.76952   11.92213
    86        14.03509   10.89151   13.01471
    87        15.18978   12.08770   14.15507
    88        16.36948   13.35774   15.33494
    89        17.57781   14.70820   16.56493

    90        18.82881   16.15259   17.85746
    91        20.14619   17.71416   19.23699
    92        21.57655   19.43814   20.76665
    93        23.20196   21.40786   22.49837
    94        25.28174   23.63051   24.70915

    95        28.27411   27.16158   27.82758
    96        33.10577   32.32378   32.78845
    97        41.68476   41.21204   41.45783
    98        58.01259   57.81394   57.95663
    99        90.90909   90.90909   90.90909

                    These Monthly Deductions are deducted proportionately from the value of each funding option. This is accomplished for the Sub-Accounts by canceling Accumulation Units and withdrawing the value of the canceled Accumulation Units from each funding option in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day.

                    If the Insured is still living at age 100 and the Policy has not been surrendered, no further Monthly Deductions are taken and any Variable Account Value is transferred to the Fixed Account. The Policy will then remain in force until surrender or the Insured's death.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    There will be a $25 transaction fee for each transfer between funding options in excess of 12 during any Policy Year.

                    MORTALITY AND EXPENSE RISK CHARGE AND FUND EXPENSES

The purpose of the following Table is to help purchasers and prospective purchasers understand the costs and expenses that are borne, directly and indirectly, by purchasers assuming that all Net Premium Payments are allocated to the Variable Account. The table reflects expenses of the Variable Account as well as of the individual Funds underlying the Variable Sub-Accounts. The Mortality and Expense Risk Charge shown is the currently charged rate during the first twelve Policy Years. It currently declines to .55% per year thereafter and is guaranteed not to exceed .90% per year.

                                   FEE TABLE

                                                      AIM VARIABLE INSURANCE FUNDS, INC.
                                          -----------------------------------------------------------     BT INSURANCE
                                             AIM V.L.                                                     FUNDS TRUST
                                             CAPITAL                                      AIM V.I.      ----------------
                                           APPRECIATION      AIM V.I.       AIM V.I.     DIVERSIFIED    EQUITY 500 INDEX
                                               FUND         GROWTH FUND    VALUE FUND    INCOME FUND          FUND
                                          --------------   -------------   ----------   -------------   ----------------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......           0.80%        0.80%           0.80%           0.80%           0.80%
Total Separate Account Annual
 Expenses...............................           0.80%        0.80%           0.80%           0.80%           0.80%
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................           0.63%        0.65%           0.62%           0.60%           0.20%
Other Expenses..........................           0.05%        0.08%           0.08%           0.20%           0.10%(2)
Total Fund Portfolio Annual Expenses....           0.68%(1)      0.73%(1)       0.70%(1)         0.80%(1)         0.30%(2)

                                                          DELAWARE GROUP
                                                           PREMIUM FUND                       LINCOLN
                                          ----------------------------------------------      NATIONAL
                                                                               SMALL          -------
                                             EMERGING                           CAP         MONEY MARKET
                                          MARKET SERIES     TREND SERIES    VALUE SERIES        FUND
                                          --------------      -------       ------------      -------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......        0.80%            0.80%            0.80%            0.80%
Total Separate Account Annual
 Expenses...............................        0.80%            0.80%            0.80%            0.80%
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................        0.30%            0.62%            0.60%            0.48%
Other Expenses..........................        1.20%            0.23%            0.25%            0.11%
Total Fund Portfolio Annual Expenses....        1.50%(3)         0.85%(3)         0.85%(3)         0.59%

------------------------------

(1) A I M Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services, as described in the accompanying prospectus for the Funds. On a current basis, the fee will apply only to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998, and AIM will not seek reimbursement of the cost of any service in excess of the amount charged by a participating insurance company for providing the services above. The amount of reimbursements that will be paid by each Fund under this arrangement for the year ending December 31, 1998 cannot be predicted.


(2) Under the Advisory Agreement with the Advisor, the Funds will pay advisory fees at the annual percentage rate of .20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive the fees and to reimburse the Fund for certain expenses so that the Equity 500 Index Fund total operating expenses will not exceed .30%. Such expense reimbursements may be terminated at the discretion of the Advisor. If this reimbursement were not in place, the total operating expenses would be 2.78%. For the year ended December 31, 1997, the Advisor waived and/or reimbursed expenses of $65,771 for the Equity 500 Index Fund.

(3) The investment adviser for the Small Cap Value Series and Trend Series is Delaware Management Company, Inc. ("Delaware Management"). The investment adviser for the Emerging Markets Series is Delaware International Advisers Ltd. ("Delaware International"). Effective May 1, 1998 through October 31, 1998, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 1.50% for the Emerging Markets Series and 0.85% for the Small Cap Value Series and Trend Series. The fee ratios shown above have been restated to assume that the new voluntary limitation took effect January 1, 1997. For the fiscal year ended December 31, 1997, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 2.45% for the Emerging Market Series, 0.90% for Small Cap Value Series (formerly known as "Value Series"), and 0.88% for Trend Series.

Other Expenses of the Trusts shown in the table are based on expenses incurred by each Trust for the year ending December 31, 1997. The table does not reflect the monthly deductions for the cost of insurance and any riders, nor does it reflect the monthly deduction of $15 during the first Policy Year, and currently, $5 thereafter for administrative expenses. The information set forth should be considered together with the information provided in this Prospectus under the heading "Charges and Fees", and in each Fund's Prospectus. All expenses are expressed as a percentage of average account value.

                                     MFS-REGISTERED TRADEMARK-
  FIDELITY VARIABLE INSURANCE                VARIABLE                 TEMPLETON VARIABLE PRODUCTS      OCC ACCUMULATION
         PRODUCTS FUNDS                   INSURANCE TRUST                SERIES FUND (CLASS 1)               TRUST
--------------------------------  -------------------------------  ---------------------------------  -------------------
 VIP II      VIP I      VIP II       MFS        MFS                TEMPLETON
  ASSET     EQUITY-   INVESTMENT  EMERGING     TOTAL       MFS       ASSET     TEMPLETON    TEMPLETON  GLOBAL
 MANAGER    INCOME    GRADE BOND   GROWTH     RETURN    UTILITIES  ALLOCATION INTERNATIONAL  STOCK     EQUITY    MANAGED
PORTFOLIO  PORTFOLIO  PORTFOLIO    SERIES     SERIES     SERIES      FUND         FUND        FUND    PORTFOLIO  PORTFOLIO
---------  ---------  ----------  ---------  ---------  ---------  ---------  ------------  --------  ---------  --------
  0.80%      0.80%       0.80%      0.80%      0.80%      0.80%      0.80%         0.80%     0.80%      0.80%     0.80%
  0.80%      0.80%       0.80%      0.80%      0.80%      0.80%      0.80%         0.80%     0.80%      0.80%     0.80%
  0.55%      0.50%       0.44%      0.75%      0.75%      0.75%      0.60%(7)      0.69%(7)  0.69%(7)   0.79%(8)  0.80%(8)
  0.10%      0.08%       0.14%      0.12%(6)   0.25%(6)   0.25%(6)   0.18%(7)      0.19%(7)  0.19%(7)   0.40%(9)  0.07%(9)
  0.65%(4)   0.58%(4)    0.58%      0.87%      1.00%(5)   1.00%(5)   0.78%         0.88%     0.88%      1.19%(10)  0.87%(10)

------------------------------
(4) A portion of the brokerage commissions that certain funds paid was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, Total Fund Portfolio Annual Expenses would have been 0.64% for the VIP II Asset Manager Portfolio and 0.57% for the VIP Equity-Income Portfolio.

(5) The Adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the Total Return Series and Utilities Series would be 0.27% and 0.45% respectively, and "Total Fund Portfolio Annual Expenses" would be 1.02% and 1.20% respectively, for these Series. See "Information Concerning Shares of Each Series Expenses."

(6) Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses".

(7) Management Fees and Total Operating Expenses have been restated to reflect the management fee schedule approved by shareholders and effective May 1, 1997. See fund prospectus for details. Actual Management Fees and Total Fund Operating Expenses during 1997 were lower.

(8) Reflects management fees after taking into effect any waiver.

(9) Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses.

(10) Total Portfolio Expenses for the Managed Portfolio are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Portfolio Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets. Without such limitation and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Portfolio Expenses incurred for the fiscal year ended December 31, 1997 would have been .80%, .07%, and .87%, respectively, for the Managed Portfolio and .80%, .40%, and 1.20%, respectively, for the Global Equity Portfolio.

                    SURRENDER CHARGE

                    Upon surrender of a Policy, a surrender charge may apply, as described below. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. (See "Appendix 1 -- Illustration of Surrender Charges".)

                    The initial Surrender Charge, as specified in the Policy, is based on the Initial Specified Amount and the amount of Premium Payments during the first two Policy Years. Once determined, the Surrender Charge will remain the same dollar amount during the third through fifth Policy Years. Thereafter, it declines monthly at a rate of 20% per year so that after the end of the tenth Policy Year (assuming no increases in the Specified Amount) the Surrender Charge will be zero. Thus, the Surrender Charge at the end of the sixth Policy Year would be 80% of the Surrender Charge at the end of the fifth Policy Year, at the end of the seventh Policy Year would be 60% of the Surrender Charge at the end of the fifth Policy Year, and so forth. However, in no event will the Surrender Charge exceed the maximum allowed by state or federal law.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000. Lincoln Life may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the Sub-Accounts (and, where applicable, the Fixed Account) from which the partial surrender proceeds are taken unless the Owner instructs Lincoln Life otherwise.

                    The portion of the Surrender Charge applied to reimburse Lincoln Life for sales and promotional expense is at most 28.5% of the sum of Premium Payments in the first two Policy Years up to one Guideline Annual Premium, plus 8.5% of Premium Payments in the first two Policy Years between one and two times one Guideline Annual Premium plus 7.5% of Premium Payments in the first two Policy Years in excess of two times one Guideline Annual Premium. The portion applicable to administrative expense is $6.00 per $1,000 of Initial Specified Amount. Under certain circumstances involving the payment of very large premiums during the first two Policy Years, a lesser portion of the Surrender Charge will be applied to reimburse Lincoln Life for sales and promotional expense, if and to the extent required by state law. Any surrenders may result in tax implications. (See "Tax Matters".)

                    Based on its actuarial determination, Lincoln Life does not anticipate that the Surrender Charge will cover all sales and administrative expenses which Lincoln Life will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of Lincoln Life, which supports insurance and annuity obligations.

THE FIXED ACCOUNT

                    Premium Payments allocated to the Fixed Account become part of Lincoln Life's General Account, and do not participate in the investment experience of the Variable Account. The General Account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the Policies are distributed.

                    IN RELIANCE ON CERTAIN EXEMPTIONS, EXCLUSIONS AND RULES, LINCOLN LIFE HAS NOT REGISTERED INTERESTS IN THE FIXED ACCOUNT AS A SECURITY UNDER THE SECURITIES ACT OF 1933 AND HAS NOT REGISTERED THE GENERAL ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO REGULATION UNDER THE 1933 ACT OR THE 1940 ACT. LINCOLN LIFE HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES WHICH ARE INCLUDED IN THIS PROSPECTUS WHICH RELATE TO OUR GENERAL ACCOUNT AND TO THE FIXED ACCOUNT UNDER THE CONTRACT. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR ASPECTS OF THE POLICY INVOLVING THE VARIABLE ACCOUNT, AND THEREFORE CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED ACCOUNT. COMPLETE DETAILS REGARDING THE FIXED ACCOUNT ARE IN THE POLICY.

                    Premium Payments allocated to the Fixed Account are guaranteed to be credited with a minimum interest rate, specified in the Policy, of at least 4.0%. Interest in excess of 4.0% may be credited in our sole discretion. Such interest rate will be established on a prospective basis in Lincoln Life's sole discretion and may vary by the Policy issue year and duration. Lincoln Life may vary the way in which it credits interest to the Fixed Account from time to time.

                    ANY INTEREST IN EXCESS OF 4.0% WILL BE DECLARED IN ADVANCE IN LINCOLN LIFE'S SOLE DISCRETION. POLICY OWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 4.0% WILL BE DECLARED.

POLICY VALUES

                    ACCUMULATION VALUE

                    Once a Policy has been issued, each Net Premium Payment allocated to a Sub-Account of the Variable Account is credited in the form of Accumulation Units, representing the Fund in which assets of that Sub-Account are invested. Each Net Premium Payment will be credited to the Policy as of the end of the Valuation Period in which it is received at Lincoln Life's Administrative Office (or portion thereof allocated to a particular Sub-Account). The number of Accumulation Units credited is determined by dividing the Net Premium Payment by the value of an Accumulation Unit next computed after receipt. Since each Sub-Account has a unique Accumulation Unit value, a Policy Owner who has elected a combination of funding options will have Accumulation Units credited from more than one source.

                    The Accumulation Value of a Policy is determined by: (a) multiplying the total number of Accumulation Units credited to the Policy for each applicable Sub-Account by its appropriate current Accumulation Unit value; (b) if a combination of Sub-Accounts is elected, totaling the resulting values; and (c) adding any values attributable to the General Account (i.e., the Fixed Account Value and the Loan Account Value).

                    The number of Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of an Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account.

                    The Fixed Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Variable Account. The Fixed Account Value is guaranteed; however, there is no assurance that the Variable Account Value of the Policy will equal or exceed the Net Premium Payments allocated to the Variable Account.

                    Each Policy Owner will be advised at least annually as to the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Variable Account Value, the Fixed Account Value and the Loan Account Value.

                    Accumulation Value will be affected by Monthly Deductions.

                    VARIABLE ACCUMULATION UNIT VALUE

                    The Accumulation Unit value for each Sub-Account was or will be arbitrarily established at the inception of the Sub-Account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:
                       (1)The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       (2)The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Variable Account; and
                       (3)The result of (2) is divided by the number of
                          Sub-Account units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge plus any applicable daily administrative charge multiplied by the number of calendar days in the Valuation Period.

                    SURRENDER VALUE

                    The Surrender Value of a Policy is the amount the Owner can receive in cash by surrendering the Policy. All or part of the Surrender Value may be applied to one or more of the Settlement Options. See "Surrender Charge."

SURRENDERS

                    There may be adverse tax consequences associated with surrenders from the Policy. (See "Tax Matters--Policy Proceeds.")

                    PARTIAL SURRENDERS

                    A partial surrender may be made at any time by written request to Lincoln Life's Administrative Office during the lifetime of the Insured and while the Policy is in force. Such request may also be made by telephone if telephone transfers have been previously authorized in writing. A $25 transaction fee is charged.

                    The amount of a partial surrender may not exceed 90% of the Surrender Value at the end of the Valuation Period in which the election becomes or would become effective, and may not be less than $500.

                    For an Option 1 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value, Death Benefit, and Specified Amount. The Specified Amount and Accumulation Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                    For an Option 2 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value and the Death Benefit, but it will not reduce the Specified Amount.

                    The Specified Amount remaining in force after a partial surrender may not be less than $100,000. Any request for a partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.

                    If, at the time of a partial surrender, the Net Accumulation Value is attributable to more than one funding option, the $25 transaction charge and the amount paid upon the surrender will be taken proportionately from the values in each funding option, unless the Policy Owner and Lincoln Life agree otherwise.

                    FULL SURRENDERS

                    A full surrender may be made at any time. Lincoln Life will pay the Surrender Value next computed after receiving the Owner's written request at Lincoln Life's Administrative Office in a form satisfactory to Lincoln Life. Payment of any amount from the Variable Account on a full surrender will usually be made within seven calendar days thereafter. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the surrendered amount from the Variable Account may be postponed when the New York Stock Exchange is closed and for such other periods as the Commission may require. Payment or transfer from the Fixed Account may be deferred up to six months at Lincoln Life's option. If Lincoln Life exercises its right to defer such payment or transfer interest will be added as required by law.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY; EFFECT OF GUARANTEED DEATH BENEFIT PROVISION

                    A Policy will not lapse during the five-year period after its Issue Date regardless of investment performance if, on each Monthly Anniversary Day within that period the sum of premiums paid equals or exceeds the required amount of the Guaranteed Initial Death Benefit Premium for that period, assuming there have been no loans or partial surrenders. If there have been any loans or partial surrenders, the Policy may lapse unless there is sufficient Net Accumulation Value to cover the Monthly Deduction.

                    After the five-year period expires, and depending on the investment performance of the funding options, the Net Accumulation Value may be insufficient to keep this Policy in force, and payment of an additional premium may be necessary.

                    A lapse occurs, and all coverage under the Policy automatically terminates, if a Monthly Deduction is greater than the Net Accumulation Value and no payment to cover the Monthly Deduction is made within the Grace Period. Lincoln Life will send the Owner a lapse notice at least 31 days before the Grace Period expires.

                    REINSTATEMENT OF A LAPSED POLICY

                    The Owner can apply for reinstatement at any time during the Insured's lifetime if the Policy was not surrendered for cash. To reinstate a Policy, Lincoln Life will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deduction plus two additional Monthly Deductions.

                    If the Policy is reinstated within five years of the Issue Date, all values including the Loan Account Value will be reinstated to the point they were on the date of lapse. However, the Guaranteed Initial Death Benefit Option will not be reinstated.

                    If the Policy is reinstated after five years following the Issue Date, it will be reinstated on the Monthly Anniversary Day following Lincoln Life approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.

                    If the Accumulation Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

POLICY LOANS

                    A Policy loan requires that a loan agreement be executed and that the Policy be assigned to Lincoln Life. The loan may be for any amount up to 100% of the Surrender Value; however, Lincoln Life may limit the amount of such loan so that total Policy indebtedness will not exceed 90% of an amount equal to the Accumulation Value less the Surrender Charge which would be imposed on a full surrender. The minimum loan amount is $500. The amount of a loan, together with subsequent accrued but not paid interest on the loan, becomes part of the Loan Account Value. If Policy values are held in more than one funding option, withdrawals from each funding option will be made in proportion to the assets in each funding option at the time of the loan for transfer to the Loan Account, unless Lincoln Life is instructed otherwise in writing at its Administrative Office.

                    Interest on loans will accrue at an annual rate of 8%, and loan interest is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and the interest will be withdrawn proportionately from the values in each funding option.

                    Lincoln Life will credit interest on the Loan Account Value. During the first ten Policy Years, Lincoln Life's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, Lincoln Life's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan, less .25% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter. Interest paid will be allocated among the funding options according to current Net Premium Payment allocations.

                    Repayments on the loan will be allocated among the funding options according to current Net Premium Payment allocations. The Loan Account Value will be reduced by the amount of any loan repayment.

                    A Policy loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Accumulation Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the

                    Accumulation Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less surrender charge, the Policy will terminate without Value subject to the conditions in the Grace Period provision.

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result. (See "Tax Matters -- Policy Proceeds.")

SETTLEMENT OPTIONS

                    Proceeds in the form of Settlement Options are payable by Lincoln Life at the Beneficiary's election upon the Insured's death, or while the Insured is alive upon election by the Owner of one of the Settlement Options.

                    A written request may be made to elect, change, or revoke a Settlement Option before payments begin under any Settlement Option. This request must be in form satisfactory to Lincoln Life, and will take effect upon its receipt at Lincoln Life's Administrative Office. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    FIRST OPTION -- Payments for the lifetime of the payee.

                    SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for 60, 120, 180, or 240 months;

                    THIRD OPTION -- Payment for a stated number of years, at least five but no more than thirty;

                    FOURTH OPTION -- Payment of interest annually on the sum left with Lincoln Life at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.

                    ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement offered by Lincoln Life at the time the request is made.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only where the Insured is below the age of 80.

                    EFFECTIVE DATE OF COVERAGE

                    The effective date of this Policy will be the Issue Date, provided the initial premium has been paid while the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    SHORT-TERM RIGHT TO CANCEL THE POLICY

                    A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, unless otherwise stipulated by state law requirements, within 10 days after Lincoln Life mails or personally delivers a Notice of Withdrawal Right to the Owner, or within 45 days after the application for the Policy is signed, whichever occurs latest. The Initial Premium Payment made when the Policy is issued will be held in the Fixed Account and not allocated to the Variable Account even if the Policy Owner may have so directed until three business days following the expiration of the Right-to-Examine Period. If the Policy is returned for cancellation in a timely fashion, the refund of premiums paid, without interest, will usually occur within seven days of notice of cancellation, although a refund of premiums paid by check may be delayed until the check clears.

                    POLICY OWNER

                    While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

                    The Policy Owner may name a new Policy Owner while the Insured is living. Any such change in ownership must be in a written form satisfactory to Lincoln Life and recorded at its Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life may require that the Policy be submitted for endorsement before making a change.

                    If the Policy Owner is other than the Insured, names no contingent Policy Owner and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

                    BENEFICIARY

                    The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

                    The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to Lincoln Life and recorded at its Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by Lincoln Life before it was recorded.

                    If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured, the death proceeds shall be paid to the Policy Owner or the Policy Owner's executor(s), administrator(s) or assigns.

                    ASSIGNMENT

                    While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded at Lincoln Life's Administrative Office. No assignment will affect any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life is not responsible for any assignment not submitted for recording, nor is Lincoln Life responsible for the sufficiency or validity of any assignment. The assignment will be subject to any indebtedness owed to Lincoln Life before it was recorded.

                    RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

                    The Policy Owner may, within the first two Policy Years, exchange the Policy for a permanent life insurance policy then being offered by Lincoln Life. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Issue Date. No evidence of insurability will be required.

                    The Policy Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Policy Owner will be required to make additional Premium Payments in order to effect the exchange. The new policy will have the Issue Date and Issue Age as of the exchange date. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, Lincoln Life will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding.

                    INCONTESTABILITY

                    Lincoln Life will not contest payment of the death proceeds based on the Initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. For any increase in Specified Amount requiring evidence of insurability, Lincoln Life will not contest payment of the death proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date.

                    MISSTATEMENT OF AGE OR SEX

                    If the age or sex of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit will be 1. multiplied by 2. and then the result added to 3. where:

                    1. is the Net Amount at Risk at the time of the Insured's
                       death;

                    2. is the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

                    3. is the Accumulation Value at the time of the Insured's
                       death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, Lincoln Life will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, Lincoln Life will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

TAX MATTERS

                    POLICY PROCEEDS

                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. Lincoln Life will monitor compliance with these tests. Lincoln Life reserves the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a Policy are excludable from gross income of the Beneficiary under
                    Section 101 of the Code.

                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled.

                    It may not be advantageous to replace existing insurance with Policies described in this Prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy.

                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. Lincoln Life will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by
                    Section 7702A(c) of the Code.

                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Sub-Account of the Variable Account must meet certain tests. Lincoln Life believes the Variable Account investments meet the applicable diversification standards.

                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, Lincoln Life will take whatever steps are available to remain in compliance.

                    Lincoln Life will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

                    TAXATION OF LINCOLN LIFE

                    Lincoln Life is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from Lincoln Life and its operations form a part of Lincoln Life, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units.

                    Lincoln Life does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, Lincoln Life determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

                    Lincoln Life may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                    SECTION 848 CHARGES

                    The 5.0% premium load is assessed to cover state taxes, federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. This load is made up of 2.35% for state taxes, 1.15% for the additional federal income tax burden under Section 848 of the Code relating to the tax treatment of deferred acquisition costs and a 1.5% sales load.

                    OTHER CONSIDERATIONS

                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on Lincoln Life's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

OTHER MATTERS

                    DIRECTORS AND OFFICERS OF THE COMPANY

     NAME, ADDRESS AND
POSITION(S) WITH REGISTRANT             PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------  ---------------------------------------------------------
NANCY J. ALFORD               Vice President [4/96-present], (formerly Second Vice
VICE PRESIDENT                President [1/90-4/96]), Lincoln National Life Insurance
                              Co.

ROLAND C. BAKER               President [1/95-present], First Penn-Pacific Life
VICE PRESIDENT AND DIRECTOR   Insurance Co. Formerly: Chairman and CFO [7/88-1/95],
1801 S. Meyers Road           Baker, Ralish, Shipley & Politzer, Inc.
Oakbrook Terrace, Ill. 60181

     NAME, ADDRESS AND
POSITION(S) WITH REGISTRANT             PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------  ---------------------------------------------------------
JON A. BOSCIA                 President and Director, Lincoln National Corp.
DIRECTOR                      [1/98-present] (Formerly: President and Chief Executive
200 East Berry Street         Officer [10/96-1/98], Chief Operating Officer
Fort Wayne, Inc. 46802        [5/94-10/96]), Lincoln National Life Insurance Co.
                              President [7/91-5/94] Lincoln Investment Management Inc.

JOHN GOTTA                    Vice President and General Manager [1/98-present]
VICE PRESIDENT                Formerly: Senior Vice President, CIGNA [3/96-12/97]; Vice
900 Cottage Grove Rd.         President, Connecticut Mutual Life Insurance Company
Bloomfield, CT 06152-2321     [8/94-3/96]; Vice President, CIGNA [3/93-8/94]; Regional
                              Director of Agencies, Phoenix-Home Life Mutual Insurance
                              Company [3/90-2/93]

MELANIE T. HALL               Vice President [1/96-Present] (formerly Second Vice
VICE PRESIDENT                President [6/95-1/96]), Lincoln National Life Insurance
                              Co. Formerly: Assistant Vice President [1/95-6/95], LNC
                              Equity Sales Corporation, Assistant Vice President
                              [12/93-1/95], Lincoln Investment Management, Inc.;
                              Assistant Vice President [12/92-12/93], Lincoln National
                              Life Insurance Co.

J. MICHAEL HEMP               President [11/96-Present], Lincoln Financial Advisors
VICE PRESIDENT                Corp.; Vice President [10/95-Present], Lincoln National
                              Life Insurance Co. Formerly: Regional Chief Executive
                              Officer [11/79-10/95], Lincoln Dallas RMO.

STEPHEN H. LEWIS              Senior Vice President, [5/94-present] Lincoln National
VICE PRESIDENT                Life Insurance Co. Formerly: President [2/85-5/94], First
                              Penn-Pacific Life Insurance Co.

H. THOMAS MCMEEKIN            President [5/94-present], Lincoln Investment Management,
DIRECTOR                      Inc. (formerly Executive Vice President [2/92-11/92],
200 East Berry Street         Senior Vice President [11/87-2/92]; Executive Vice
Fort Wayne, Ind. 46802        President [5/94-Present], Lincoln National Corporation
                              (formerly Senior Vice President [11/92-5/94])

IAN M. ROLLAND                Chairman [1/92-present], Chief Executive Officer
DIRECTOR                      [5/77-present] and President [12/75-1/92], Lincoln
200 East Berry Street         National Corp. Formerly: Chairman [1/92-5/94], Chief
Fort Wayne, Ind. 46802        Executive Officer [7/77-5/94] and President [3/83-1/93],
                              Lincoln National Life Insurance Co.

ARTHUR S. ROSS                Vice President [8/91-present], Lincoln National Life
VICE PRESIDENT                Insurance Co.

LAWRENCE T. ROWLAND           Executive Vice President [10/96-present] (formerly Senior
EXECUTIVE VICE PRESIDENT AND  Vice President [1/93-10/96], Vice President
DIRECTOR                      [10/91-1/93]), Lincoln National Life Insurance Co.
One Reinsurance Place
1700 Magnavox Way
Fort Wayne, Ind. 46804

KEITH J. RYAN                 Senior Vice President (formerly Vice President), Chief
SENIOR VICE PRESIDENT, CHIEF  Financial Officer and Assistant Treasurer [1/96-present].
FINANCIAL OFFICER AND         Formerly: Controller [6/95-12/95], Business Controls
ASSISTANT TREASURER           Director [11/90-6/95], Lincoln National Life Insurance
                              Co.

     NAME, ADDRESS AND
POSITION(S) WITH REGISTRANT             PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------  ---------------------------------------------------------
GABRIEL L. SHAHEEN            President and Chief Executive Officer [1/98-present]
PRESIDENT, CHIEF EXECUTIVE    Formerly: Chairman and Managing Director, Lincoln
OFFICER AND DIRECTOR          National (UK) PLC [12/96-1/98]; President, Lincoln
                              National Reassurance Company [7/95-12/96]; Senior Vice
                              President, Lincoln National Life Reinsurance Company
                              [1/93-7/95] Senior Vice President, Lincoln National Life
                              Insurance Company [5/91-1/93]

RICHARD C. VAUGHAN            Executive Vice President and Chief Financial Officer
DIRECTOR                      [1/95-present] (formerly Senior Vice President
200 East Berry Street         [6/92-1/95]), Lincoln National Corp.
Fort Wayne, Ind. 46802

MICHAEL R. WALKER             Vice President [1/96-present], Lincoln National Life
VICE PRESIDENT                Insurance Co. Formerly: Vice President [3/96-1/96],
                              Employers Health Insurance Co.; Vice President
                              [7/85-3/93], Baker Hughes, Inc.

ROY V. WASHINGTON             Vice President [7/96-present], Lincoln National Life
VICE PRESIDENT                Insurance Co. (formerly, Associate Counsel [2/95-7/96]).
                              Formerly: Director of Compliance [8/94-2/95], Lincoln
                              Investment Management, Inc.; Compliance Consultant
                              [8/89-8/94], Lincoln National Corp.

MICHAEL L. WRIGHT             Senior Vice President [3/95-present], Lincoln National
SENIOR VICE PRESIDENT         Life Insurance Co. Formerly: Executive Vice President and
                              Chief Operating Officer [11/88-3/95], The Associate
                              Group.

                    DISTRIBUTION OF POLICIES

                    PRINCIPAL UNDERWRITER

                    Lincoln Life intends to offer the Policies in all jurisdictions where it is licensed to do business. Lincoln Life, the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The principal business address of Lincoln Life is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Lincoln Life, are also its registered representatives. Gross first year commissions paid by Lincoln Life, including expense reimbursement allowances, on the sale of these Policies are not more than 95% of Premium Payments. Gross renewal commissions paid by Lincoln Life will not exceed 10% of Premium Payments. The local agency receives additional compensation on the first year required premium and all additional premiums. In some situations, the local agency may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from Lincoln Life's resources, which include certain charges made under the Policy.

                    CHANGES OF INVESTMENT POLICY


                    Lincoln Life may materially change the investment policy of the Variable Account. Lincoln Life must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders Lincoln Life's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by Lincoln Life on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. Lincoln Life will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

                    OTHER CONTRACTS ISSUED BY LINCOLN LIFE

                    Lincoln Life does presently and will, from time to time, offer other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of Lincoln Life.

                    STATE REGULATION

                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Lincoln Life for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Lincoln Life's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Lincoln Life's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    REPORTS TO POLICY OWNERS

                    Lincoln Life maintains Policy records and will mail to each Policy Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account of the Variable Account, and any Loan Account Value.

                    Policy Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, changes in future premium allocation, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

                    ADVERTISING


                    Lincoln Life is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. Lincoln Life may advertise these ratings from time to time. In addition, Lincoln Life may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the Policies. Furthermore, Lincoln Life may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    YEAR 2000 ISSUES

                    Variable Life Account M is a Lincoln Life "separate account" established under Indiana insurance law; thus, Lincoln Life is responsible, as part of its year 2000 updating process, for the updating of its Account M-related computer systems. An affiliate of Lincoln Life, Delaware Service Company (Delaware), provides substantially all of the necessary accounting and valuation services for Account M. Delaware, for its part, is responsible for updating all of its computer systems, including those which service Account M, to accommodate the year 2000. Lincoln Life and Delaware have begun formal discussions with each other to assess the requirements for their respective systems to interface properly in order to facilitate the accurate and orderly operation of Account M beginning in the year 2000.

                    Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of both Lincoln Life and Delaware (the Companies). The computer systems of the Companies and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for Account M. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommodate the year 2000. Also, in addition to the discussions with each other noted above, the Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing Year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur. The Companies presently believe that, assuming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, to address the probability that, despite these substantial efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 issue could have a material adverse impact on the operation of the businesses of Lincoln Life or Delaware, or both.


                    The cost of addressing Year 2000 issues and the timeliness of completion is being monitored by management of the respective Companies. Nevertheless, there can be no guarantee either by Lincoln Life or by Delaware that estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.

                    LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.

                    During the 1990's, class action lawsuits alleging sales practices fraud have been filed against many life insurance companies, and Lincoln Life has not been immune. Two lawsuits alleging fraud in the sale of interest-sensitive universal and whole life insurance policies have been filed against Lincoln Life. These two suits have been filed as class actions, although as of the date of this Prospectus the court had not certified a class in either case. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management denies the allegations and intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits (exclusive of any indemnification from professional liability insurers) cannot be reasonably estimated at this time.

                    EXPERTS

                    The statutory-basis financial statements and schedules of Lincoln Life appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which also appears elsewhere in this document and in the registration statement. The statutory-basis financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

                    Actuarial matters included in this prospectus have been examined by Michael J. Roscoe, FSA as stated in the opinion filed as an exhibit to the registration statement.

                    Legal matters in connection with the Policies described herein are being passed upon by Brian Burke, as stated in the opinion filed as an exhibit to the registration statement.

                    REGISTRATION STATEMENT


                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    ILLUSTRATION OF SURRENDER CHARGES

                    The Surrender Charge is calculated as (a) times (b), where
                    (a) is the sum of (i) a Deferred Sales Charge and (ii) a Deferred Administrative Charge and (b) is the applicable Surrender Charge Grading Factor. If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge.

                    Below are examples of Surrender Charge calculations, one involving a level Specified Amount and one involving an increase in the Specified Amount, followed by Definitions and Tables used in the calculations.

                    EXAMPLE 1: A male nonsmoker, age 35, purchases a Policy with a Specified Amount of $100,000 and a scheduled annual premium of $1100. He now wants to surrender the Policy at the end of the sixth Policy Year.

                    The Surrender Charge computed is as follows:

                    Sum of the premiums paid through the end of the second Policy Year = $2200.00

                    Guideline Annual Premium Amount (Male, Age 35, $100,000 Specified Amount) = $1195.63

                    Surrender Charge =

                    (.285X$1195.63) + (.085X($2200-$1195.63)) = $340.75 + $85.37 =       $ 426.12(i)
                    $6.00 per $1000 of Specified Amount                                  $ 600.00(ii)
                                                                                         --------
                                                                                         $1026.12(a)

                    The total Surrender Charge is $1026.12(a), times the surrender charge grading factor,(b): ($1026.12 X 80%) = $820.90.

                    EXAMPLE 2: A female nonsmoker, age 45, purchases a Policy with an Initial Specified Amount of $200,000 and a scheduled annual premium of $1500. She pays the scheduled annual premium for the first five Policy Years. At the start of the sixth Policy Year, she increases the Specified Amount to $250,000 and continues to pay the scheduled annual premium of $1500. She now wants to surrender the Policy at the end of the eighth Policy Year. Separate Surrender Charges must be calculated for the Initial Specified Amount and for the increase in Specified Amount.

                    The Surrender Charges are computed as follows:

                    For the Initial Specified Amount,
                    Sum of the premiums paid through the end of the second Policy Year = $3000.00

                    Guideline Annual Premium Amount (Female, Age 45, $200,000 Specified Amount = $2966.81

                    Surrender Charge for Initial Specified Amount =
                    (.285X$2966.81) +(.085X($3000.00-$2966.81)) = $845.54 + $2.82 =      $ 848.36(i)
                    $6.00 per $1000 of Initial Specified Amount                          $1200.00(ii)
                                                                                         --------
                                                                                         $2048.36(a)

                    The total Surrender Charge for the Initial Specified Amount is $2048.36,(a), times the applicable surrender charge grading factor,(b): ($2048.36 X 40%) = $819.34.

                    For the increase in Specified Amount;
                    Sum of the premiums in the first two years following the increase in Specified Amount, applicable to the increase in Specified Amount =
                    ($1500 X 2) X ($50,000 / $250,000) = $600.00.

                    Guideline Annual Premium Amount (Female, Age 50, $50,000 Specified Amount) = $993.68.

                    Surrender Charge for the increase in Specified Amount =
                    (.285 X $600.00)                                                     $ 171.00(i)
                    $6.00 per $1000 of increase in Specified Amount                      $ 300.00(ii)
                                                                                         --------
                                                                                         $ 471.00(a)

                    The total Surrender Charge for the increase in the Specified Amount is $471.00,(a), times the applicable surrender charge grading factor,(b): ($471.00 X 100%) = $471.00

                    The overall Surrender Charge for the Policy is ($819.34 + $471.00) = $1290.34.

                    DEFINITIONS AND TABLES

                    (a)(i) The Deferred Sales Charge is based on the actual
                           premium paid and the applicable Guideline Annual Premium Amount, and is calculated assuming the following:

                           DURING POLICY YEAR:
                           1 and 2       28.5% of the sum of the premiums
                                         paid up to an amount equal to the
                                         Guideline Annual Premium Amount,*
                                         plus 8.5% of the sum of the
                                         premiums paid between one and two
                                         times the Guideline Annual Premium
                                         Amount, plus 7.5% of the sum of the
                                         premiums paid in excess of two
                                         times the Guideline Annual Premium
                                         Amount.
                           3 through 10  same dollar amount as of the end of
                                         Policy Year 2.

                    In no event will the Deferred Sales Charge exceed the maximum permitted under federal or state law.

                      (ii) The Deferred Administrative Charge is $6.00 per
                           $1,000 of Specified Amount.

                    (b) SURRENDER CHARGE GRADING FACTORS

                    Policy Years**
                    1-5              100%
                    Policy Year 6     80%
                    Policy Year 7     60%
                    Policy Year 8     40%
                    Policy Year 9     20%
                    Policy Year 10     0%

                    If a Surrender Charge becomes effective at other than the end of a Policy Year, any applicable Surrender Charge grading factor will be applied on a pro rata basis as of such effective date.

                     * Guideline Annual Premium Amount is the level annual
                       amount that would be payable through the latest maturity date permitted under the Policy but not less than 20 years after date of issue or (if earlier) age 95 for the future benefits under the Policy, subject to the following provisions: (A) the payments were fixed by the Life Insurer as to both timing and amount; and (B) the payments were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at the greater of an annual effective of 5% or rate or rates guaranteed at issue of the policy, the sales load under the policy, and the fees and charges specified in the policy. A new Guideline Annual Premium Amount is determined for each increase in Specified Amount under the policy; in such event, "Policy Years" are measured from the effective date(s) of such increase(s).

                    ** Number of Policy Years elapsed since the Date of Issue or since the effective date(s) of any increase(s) in Specified Amount.

APPENDIX 2

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFITS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefits may be different. The illustrations also assume there are no Policy loans or partial surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.


                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Variable Account. On each Policy Anniversary beginning with the 13th, the mortality and expense risk charge is reduced to 0.55% on an annual basis of the daily net assets of the Variable Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Variable Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Variable Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1997.



                    Considering guaranteed charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.71%, 4.31% and 10.31%.


                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefits than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load from each Premium Payment. Current and guaranteed values reflect a deduction of 5.0% of each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first ten years.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is $15 per month in the first year. Current values reflect a current monthly administrative expense charge of $5 in renewal years, and guaranteed values reflect the $10 maximum monthly administrative charge under the Policy in renewal years.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $6,576 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         6,905     500,000    500,000     500,000      3,738      4,033       4,328          0          0           0
   2        14,155     500,000    500,000     500,000      7,310      8,132       8,992      1,305      2,127       2,987
   3        21,767     500,000    500,000     500,000     10,644     12,228      13,953      4,639      6,223       7,948
   4        29,761     500,000    500,000     500,000     13,739     16,313      19,235      7,734     10,308      13,230
   5        38,153     500,000    500,000     500,000     16,574     20,366      24,855     10,569     14,361      18,850

   6        46,966     500,000    500,000     500,000     19,140     24,375      30,839     14,336     19,571      26,035
   7        56,219     500,000    500,000     500,000     21,402     28,299      37,189     17,799     24,696      33,586
   8        65,935     500,000    500,000     500,000     23,331     32,104      43,921     20,929     29,702      41,519
   9        76,136     500,000    500,000     500,000     24,891     35,748      51,042     23,690     34,547      49,841
  10        86,848     500,000    500,000     500,000     26,040     39,179      58,561     26,040     39,179      58,561

  15       148,996     500,000    500,000     500,000     24,723     51,856     103,375     24,723     51,856     103,375
  20       228,314     500,000    500,000     500,000      7,187     51,193     164,581      7,187     51,193     164,581
  25       329,546           0    500,000     500,000          0     20,460     252,182          0     20,460     252,182
  30       458,747           0          0     500,000          0          0     396,203          0          0     396,203


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $6,576 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         6,905     500,000    500,000     500,000      4,552      4,872       5,194          0          0         319
   2        14,155     500,000    500,000     500,000      9,066      9,994      10,963      3,071      3,999       4,968
   3        21,767     500,000    500,000     500,000     13,401     15,233      17,220      7,406      9,238      11,225
   4        29,761     500,000    500,000     500,000     17,586     20,619      24,045     11,591     14,624      18,050
   5        38,153     500,000    500,000     500,000     21,649     26,188      31,526     15,654     20,193      25,531

   6        46,966     500,000    500,000     500,000     25,614     31,973      39,760     20,818     27,177      34,964
   7        56,219     500,000    500,000     500,000     29,461     37,962      48,805     25,864     34,365      45,208
   8        65,935     500,000    500,000     500,000     33,077     44,050      58,636     30,679     41,652      56,238
   9        76,136     500,000    500,000     500,000     36,629     50,408      69,504     35,430     49,209      68,305
  10        86,848     500,000    500,000     500,000     40,048     56,982      81,457     40,048     56,982      81,457

  15       148,996     500,000    500,000     500,000     53,039     91,522     160,787     53,039     91,522     160,787
  20       228,314     500,000    500,000     500,000     58,092    128,750     290,338     58,092    128,750     290,338
  25       329,546     500,000    500,000     593,529     55,505    170,828     511,663     55,505    170,828     511,663
  30       458,747     500,000    500,000     940,891     37,943    215,658     879,338     37,943    215,658     879,338


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $10,465 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                  DEATH BENEFIT                   TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
POLICY   5% INTEREST      ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%
------   -----------   --------   --------   ------------   --------   --------   ------------   --------   --------   ------------

   1        10,988     500,000    500,000        500,000      4,498      4,921          5,346          0          0              0
   2        22,526     500,000    500,000        500,000      8,545      9,671         10,854        575      1,701          2,884
   3        34,640     500,000    500,000        500,000     12,073     14,169         16,469      4,103      6,199          8,499
   4        47,361     500,000    500,000        500,000     15,058     18,377         22,180      7,088     10,407         14,210
   5        60,717     500,000    500,000        500,000     17,470     22,249         27,972      9,500     14,279         20,002

   6        74,741     500,000    500,000        500,000     19,255     25,710         33,806     12,879     19,334         27,430
   7        89,466     500,000    500,000        500,000     20,347     28,674         39,628     15,565     23,892         34,846
   8       104,928     500,000    500,000        500,000     20,658     31,029         45,365     17,470     27,841         42,177
   9       121,163     500,000    500,000        500,000     20,083     32,638         50,922     18,489     31,044         49,328
  10       138,209     500,000    500,000        500,000     18,517     33,360         56,198     18,517     33,360         56,198

  15       237,111           0    500,000        500,000          0     18,049         74,561          0     18,049         74,561
  20       363,337           0          0        500,000          0          0         58,040          0          0         58,040
  25       524,437           0          0              0          0          0              0          0          0              0
  30       730,047           0          0              0          0          0              0          0          0              0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $10,465 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                  DEATH BENEFIT                   TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
POLICY   5% INTEREST      ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%
------   -----------   --------   --------   ------------   --------   --------   ------------   --------   --------   ------------

   1        10,988     500,000    500,000         500,000     7,074      7,579           8,086     1,089      1,594           2,101
   2        22,526     500,000    500,000         500,000    13,859     15,312          16,828     5,899      7,352           8,868
   3        34,640     500,000    500,000         500,000    20,267     23,112          26,204    12,307     15,152          18,244
   4        47,361     500,000    500,000         500,000    26,395     31,081          36,383    18,435     23,121          28,423
   5        60,717     500,000    500,000         500,000    32,199     39,182          47,414    24,239     31,222          39,454

   6        74,741     500,000    500,000         500,000    37,818     47,561          59,535    31,450     41,193          53,167
   7        89,466     500,000    500,000         500,000    43,277     56,261          72,897    38,501     51,485          68,121
   8       104,928     500,000    500,000         500,000    48,560     65,281          87,626    45,376     62,097          84,442
   9       121,163     500,000    500,000         500,000    53,507     74,482         103,729    51,915     72,890         102,137
  10       138,209     500,000    500,000         500,000    58,045     83,805         121,306    58,045     83,805         121,306

  15       237,111     500,000    500,000         500,000    74,257    132,949         240,186    74,257    132,949         240,186
  20       363,337     500,000    500,000         500,000    74,612    184,600         443,222    74,612    184,600         443,222
  25       524,437     500,000    500,000         833,353    42,983    231,880         793,669    42,983    231,880         793,669
  30       730,047           0    500,000       1,431,189         0    275,754       1,363,037         0    275,754       1,363,037


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,242 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         5,504     500,000    500,000     500,000      2,973      3,207       3,443          0          0           0
   2        11,283     500,000    500,000     500,000      5,849      6,504       7,189        484      1,139       1,824
   3        17,352     500,000    500,000     500,000      8,565      9,828      11,205      3,200      4,463       5,840
   4        23,723     500,000    500,000     500,000     11,111     13,169      15,505      5,746      7,804      10,140
   5        30,414     500,000    500,000     500,000     13,480     16,519      20,113      8,115     11,154      14,748

   6        37,438     500,000    500,000     500,000     15,663     19,867      25,049     11,371     15,575      20,757
   7        44,814     500,000    500,000     500,000     17,652     23,203      30,342     14,433     19,984      27,123
   8        52,559     500,000    500,000     500,000     19,433     26,511      36,015     17,287     24,365      33,869
   9        60,691     500,000    500,000     500,000     20,981     29,764      42,085     19,908     28,691      41,012
  10        69,230     500,000    500,000     500,000     22,295     32,956      48,596     22,295     32,956      48,596

  15       118,771     500,000    500,000     500,000     25,406     47,936      89,838     25,406     47,936      89,838
  20       181,998     500,000    500,000     500,000     21,092     59,353     152,018     21,092     59,353     152,018
  25       262,695     500,000    500,000     500,000      1,896     58,623     246,411      1,896     58,623     246,411
  30       365,686           0    500,000     500,000          0     31,847     402,095          0     31,847     402,095


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,242 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         5,504     500,000    500,000     500,000      3,644      3,900       4,157          0          0           0
   2        11,283     500,000    500,000     500,000      7,309      8,052       8,828      1,954      2,697       3,473
   3        17,352     500,000    500,000     500,000     10,875     12,345      13,941      5,520      6,990       8,586
   4        23,723     500,000    500,000     500,000     14,344     16,787      19,543      8,989     11,432      14,188
   5        30,414     500,000    500,000     500,000     17,719     21,384      25,689     12,364     16,029      20,334

   6        37,438     500,000    500,000     500,000     20,954     26,098      32,387     16,670     21,814      28,103
   7        44,814     500,000    500,000     500,000     24,052     30,934      39,700     20,839     27,721      36,487
   8        52,559     500,000    500,000     500,000     27,017     35,902      47,694     24,875     33,760      45,552
   9        60,691     500,000    500,000     500,000     29,897     41,056      56,494     28,826     39,985      55,423
  10        69,230     500,000    500,000     500,000     32,694     46,405      66,187     32,694     46,405      66,187

  15       118,771     500,000    500,000     500,000     44,453     75,606     131,416     44,453     75,606     131,416
  20       181,998     500,000    500,000     500,000     51,112    108,332     237,644     51,112    108,332     237,644
  25       262,695     500,000    500,000     500,000     53,505    146,744     416,737     53,505    146,744     416,737
  30       365,686     500,000    500,000     768,801     49,197    191,337     718,505     49,197    191,337     718,505


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $8,225 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         8,636     500,000    500,000     500,000      4,043      4,391       4,741          0          0           0
   2        17,704     500,000    500,000     500,000      7,871      8,822       9,819      1,071      2,022       3,019
   3        27,226     500,000    500,000     500,000     11,442     13,248      15,222      4,642      6,448       8,422
   4        37,223     500,000    500,000     500,000     14,769     17,683      21,002      7,969     10,883      14,202
   5        47,721     500,000    500,000     500,000     17,845     22,117      27,192     11,045     15,317      20,392

   6        58,743     500,000    500,000     500,000     20,644     26,524      33,813     15,204     21,084      28,373
   7        70,316     500,000    500,000     500,000     23,111     30,847      40,859     19,031     26,767      36,779
   8        82,468     500,000    500,000     500,000     25,173     35,004      48,307     22,453     32,284      45,587
   9        95,228     500,000    500,000     500,000     26,726     38,887      56,107     25,366     37,527      54,747
  10       108,626     500,000    500,000     500,000     27,698     42,409      64,238     27,698     42,409      64,238

  15       186,358     500,000    500,000     500,000     22,739     52,879     111,049     22,739     52,879     111,049
  20       285,566           0    500,000     500,000          0     41,350     170,743          0     41,350     170,743
  25       412,183           0          0     500,000          0          0     240,313          0          0     240,313
  30       573,782           0          0     500,000          0          0     329,642          0          0     329,642


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $8,225 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS


          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         8,636     500,000    500,000      500,000     5,722      6,124        6,527       377        779        1,182
   2        17,704     500,000    500,000      500,000    11,289     12,452       13,665     4,499      5,662        6,875
   3        27,226     500,000    500,000      500,000    16,609     18,896       21,380     9,819     12,106       14,590
   4        37,223     500,000    500,000      500,000    21,744     25,525       29,798    14,954     18,735       23,008
   5        47,721     500,000    500,000      500,000    26,667     32,318       38,968    19,877     25,528       32,178

   6        58,743     500,000    500,000      500,000    31,466     39,371       49,063    26,034     33,939       43,631
   7        70,316     500,000    500,000      500,000    36,149     46,706       60,192    32,075     42,632       56,118
   8        82,468     500,000    500,000      500,000    40,715     54,333       72,465    37,999     51,617       69,749
   9        95,228     500,000    500,000      500,000    45,047     62,152       85,898    43,689     60,794       84,540
  10       108,626     500,000    500,000      500,000    49,114     70,140      100,590    49,114     70,140      100,590

  15       186,358     500,000    500,000      500,000    65,660    113,594      200,125    65,660    113,594      200,125
  20       285,566     500,000    500,000      500,000    74,428    163,528      367,408    74,428    163,528      367,408
  25       412,183     500,000    500,000      687,703    65,446    215,276      654,266    65,446    215,276      654,266
  30       573,782     500,000    500,000    1,183,686    21,617    264,446    1,125,692    21,617    264,446    1,125,692


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

APPENDIX 3

                    TAX INFORMATION

                    The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, it is reprinted here, with footnotes to reflect exceptions to the general rules.
                            ------------------------

                                   TABLE 1.1
           COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND
                         OTHER RETIREMENT SAVINGS PLANS

                                                              CASH-VALUE
                                                                 LIFE          NON-QUALIFIED                     QUALIFIED
                                                               INSURANCE         ANNUITIES          IRA'S         PENSION
                                                            ---------------  -----------------  --------------  -----------
Annual Contribution Limits                                            No                No           Yes            Yes
Income Eligibility Limits                                             No                No          Yes**           No
Borrowing Treated as Distributions                                    No*              Yes        Loans not        Yes,
                                                                                                   allowed        beyond
                                                                                                   $50,000
Income Ordering Rules (Income included in First                       No*              Yes           Yes            Yes
 Distribution)
Early Withdrawal Penalties                                            No*              Yes***       Yes***        Yes***
Minimum Distribution Rules by Age 70 1/2                              No                No           Yes            Yes
Maximum Annual Distribution Rules                                     No                No           Yes            Yes
Anti-discrimination Rules                                             No                No            No            Yes

------------------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis
  *If the Policy is not a modified endowment contract.
 **If  amounts paid  in to  fund the  IRA are  deductible; once  over the income eligibility limits amounts paid into an IRA are permitted but not deductible. ***There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

                    The foregoing information is not intended as tax advice. You should consult with your own tax advisor for more complete information.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                                                      DECEMBER 31
                                                                                      1997       1996
                                                                                      ---------  ---------
                                                                                      (IN MILLIONS)
                                                                                      --------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                                                 $18,560.7  $19,389.6
------------------------------------------------------------------------------------
Preferred stocks                                                                          257.3      239.7
------------------------------------------------------------------------------------
Unaffiliated common stocks                                                                436.0      358.3
------------------------------------------------------------------------------------
Affiliated common stocks                                                                  412.1      241.5
------------------------------------------------------------------------------------
Mortgage loans on real estate                                                           3,012.7    2,976.7
------------------------------------------------------------------------------------
Real estate                                                                               584.4      621.3
------------------------------------------------------------------------------------
Policy loans                                                                              660.5      626.5
------------------------------------------------------------------------------------
Other investments                                                                         335.5      282.7
------------------------------------------------------------------------------------
Cash and short-term investments                                                         2,133.0      759.2
------------------------------------------------------------------------------------  ---------  ---------
Total cash and investments                                                             26,392.2   25,495.5
------------------------------------------------------------------------------------

Premiums and fees in course of collection                                                  42.4       60.9
------------------------------------------------------------------------------------
Accrued investment income                                                                 343.5      343.6
------------------------------------------------------------------------------------
Funds withheld by ceding companies                                                         44.1       25.8
------------------------------------------------------------------------------------
Other admitted assets                                                                     216.0      355.7
------------------------------------------------------------------------------------
Separate account assets                                                                31,330.9   23,735.1
------------------------------------------------------------------------------------  ---------  ---------
Total admitted assets                                                                 $58,369.1  $50,016.6
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                                                     $ 5,872.9  $ 5,954.0
------------------------------------------------------------------------------------
Other policyholder funds                                                               16,360.1   17,262.4
------------------------------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee                               878.2      250.2
------------------------------------------------------------------------------------
Funds held under reinsurance treaties                                                     720.4      564.6
------------------------------------------------------------------------------------
Asset valuation reserve                                                                   450.0      375.5
------------------------------------------------------------------------------------
Interest maintenance reserve                                                              135.4       76.7
------------------------------------------------------------------------------------
Other liabilities                                                                         413.9      490.9
------------------------------------------------------------------------------------
Federal income taxes                                                                        0.8        4.3
------------------------------------------------------------------------------------
Net transfers due from separate accounts                                                 (761.9)    (659.7)
------------------------------------------------------------------------------------
Separate account liabilities                                                           31,330.9   23,735.1
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities                                                                      55,400.7   48,054.0
------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million (owned by Lincoln National
  Corporation)                                                                             25.0       25.0
------------------------------------------------------------------------------------
Paid-in surplus                                                                         1,821.8      883.4
------------------------------------------------------------------------------------
Unassigned surplus                                                                      1,121.6    1,054.2
------------------------------------------------------------------------------------  ---------  ---------
Total capital and surplus                                                               2,968.4    1,962.6
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities and capital and surplus                                             $58,369.1  $50,016.6
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF INCOME -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997       1996       1995
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                                          $ 5,589.0  $ 7,268.5  $ 4,899.1
-----------------------------------------------------------------------------
Net investment income                                                            1,847.1    1,756.3    1,772.2
-----------------------------------------------------------------------------
Amortization of interest maintenance reserve                                        41.5       27.2       34.0
-----------------------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded                             99.7       90.9       98.3
-----------------------------------------------------------------------------
Expense charges on deposit funds                                                   119.3      100.7       83.2
-----------------------------------------------------------------------------
Other income                                                                        21.3       16.8       14.5
-----------------------------------------------------------------------------  ---------  ---------  ---------
Total revenues                                                                   7,717.9    9,260.4    6,901.3
-----------------------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                                 4,522.1    5,989.9    4,184.0
-----------------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                          2,728.4    2,878.5    2,345.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Total benefits and expenses                                                      7,250.5    8,868.4    6,529.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before dividends to policyholders, income taxes and net
realized gain on investments                                                       467.4      392.0      371.6
-----------------------------------------------------------------------------
Dividends to policyholders                                                          27.5       27.3       27.3
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before federal income taxes and net realized gain on
investments                                                                        439.9      364.7      344.3
-----------------------------------------------------------------------------
Federal income taxes                                                                78.3       83.6      103.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before net realized gain on investments                       361.6      281.1      240.6
-----------------------------------------------------------------------------
Net realized gain on investments, net of income tax expense and excluding net
transfers to the interest maintenance reserve                                       31.3       53.3       43.9
-----------------------------------------------------------------------------  ---------  ---------  ---------
Net income                                                                     $   392.9  $   334.4  $   284.5
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997       1996       1995
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
Capital and surplus at beginning of year                                       $ 1,962.6  $ 1,732.9  $ 1,679.6
-----------------------------------------------------------------------------
Correction of prior years' asset valuation reserve (Note 15)                       (37.6)        --         --
-----------------------------------------------------------------------------
Correction of prior year's admitted assets (Note 15)                               (57.0)        --         --
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                 1,868.0    1,732.9    1,679.6
CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income                                                                         392.9      334.4      284.5
-----------------------------------------------------------------------------
Difference in cost and admitted investment amounts                                 (36.2)      38.6      143.2
-----------------------------------------------------------------------------
Nonadmitted assets                                                                  (0.4)      (3.0)       2.9
-----------------------------------------------------------------------------
Regulatory liability for reinsurance                                                (3.9)       0.6       (2.0)
-----------------------------------------------------------------------------
Life policy reserve valuation basis                                                 (0.9)      (0.4)       2.9
-----------------------------------------------------------------------------
Asset valuation reserve                                                            (36.9)    (105.5)    (112.5)
-----------------------------------------------------------------------------
Mortgage loan, real estate and other investment reserves                              --         --        2.2
-----------------------------------------------------------------------------
Paid-in surplus, including contribution of common stock of affiliated
company in 1997                                                                    938.4      100.0       15.1
-----------------------------------------------------------------------------
Separate account receivable due to change in valuation                              (2.6)        --       27.0
-----------------------------------------------------------------------------
Dividends to shareholder                                                          (150.0)    (135.0)    (310.0)
-----------------------------------------------------------------------------  ---------  ---------  ---------
Capital and surplus at end of year                                             $ 2,968.4  $ 1,962.6  $ 1,732.9
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                         YEAR ENDED DECEMBER 31
                                                                         1997        1996        1995
                                                                         ----------  ----------  ----------
                                                                         (IN MILLIONS)
                                                                         ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received              $  6,364.3  $  8,059.4  $  5,430.9
-----------------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded                 (649.2)     (767.5)     (383.6)
-----------------------------------------------------------------------
Investment income received                                                  1,798.8     1,700.6     1,713.2
-----------------------------------------------------------------------
Benefits paid                                                              (5,345.2)   (4,050.4)   (3,239.6)
-----------------------------------------------------------------------
Insurance expenses paid                                                    (2,867.5)   (2,972.2)   (2,513.5)
-----------------------------------------------------------------------
Federal income taxes recovered (paid)                                         (87.0)      (72.3)       38.4
-----------------------------------------------------------------------
Dividends to policyholders                                                    (28.4)      (27.7)      (16.5)
-----------------------------------------------------------------------
Other income received and expenses paid, net                                  (42.7)        6.3        14.4
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) operating activities                          (856.9)    1,876.2     1,043.7
-----------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                 12,142.6    12,542.0    13,183.9
-----------------------------------------------------------------------
Purchase of investments                                                   (10,345.0)  (14,175.4)  (14,049.6)
-----------------------------------------------------------------------
Other sources (uses)                                                          563.1      (266.5)      (64.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) investing activities                         2,360.7    (1,899.9)     (929.7)
-----------------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                                  --       100.0        15.1
-----------------------------------------------------------------------
Proceeds from borrowings from shareholder                                     120.0       100.0        63.0
-----------------------------------------------------------------------
Repayment of borrowings from shareholder                                     (100.0)      (63.0)      (63.0)
-----------------------------------------------------------------------
Dividends paid to shareholder                                                (150.0)     (135.0)     (310.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) financing activities                          (130.0)        2.0      (294.9)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net increase (decrease) in cash and short-term investments                  1,373.8       (21.7)     (180.9)
-----------------------------------------------------------------------
Cash and short-term investments at beginning of year                          759.2       780.9       961.8
-----------------------------------------------------------------------  ----------  ----------  ----------
Cash and short-term investments at end of year                           $  2,133.0  $    759.2  $    780.9
-----------------------------------------------------------------------  ----------  ----------  ----------
                                                                         ----------  ----------  ----------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    The Lincoln National Life Insurance Company ("Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 1997, the Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ("LNH&C"), Lincoln National Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LLANY").

    The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life and health insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several U.S. territories.

    USE OF ESTIMATES
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

    BASIS OF PRESENTATION
    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Department"), which practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

    Investments in real estate are reported net of related obligations rather than on a gross basis.

    Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the Interest Maintenance Reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pre-tax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    SUBSIDIARIES
    The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's subsidiaries are carried at their statutory basis net equity and presented in the balance sheet as affiliated common stocks.

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs.

    Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting whereas such contracts would be accounted for using deposit accounting under GAAP.

    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    STATEMENTS OF CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    A reconciliation of the Company's net income and capital and surplus determined on a statutory accounting basis with amounts determined in accordance with GAAP is as follows:

                                               CAPITAL AND SURPLUS   NET INCOME
                                               -----------------------------------------------------

                                               DECEMBER 31           YEAR ENDED DECEMBER 31
                                               1997       1996       1997       1996       1995
                                               -----------------------------------------------------
                                               (IN MILLIONS)
                                               -----------------------------------------------------
Amounts reported on a statutory basis          $ 2,968.4  $ 1,962.6  $   392.9  $   334.4  $   284.5
---------------------------------------------
GAAP adjustments:
  Deferred policy acquisition costs and
    present value of future profits                958.3    1,119.1      (98.9)      66.7      (63.0)
   ------------------------------------------
  Policy and contract reserves                  (1,672.9)  (1,405.3)     (48.6)     (57.1)     (55.3)
   ------------------------------------------
  Interest maintenance reserve                     135.4       76.7       58.7      (39.7)      60.9
   ------------------------------------------
  Deferred income taxes                            (13.0)     (27.4)      70.3        1.8       38.3
   ------------------------------------------
  Policyholders' share of earnings and
    surplus on participating business              (79.8)     (81.9)       5.3        (.3)        .2
   ------------------------------------------
  Asset valuation reserve                          450.0      375.5         --         --         --
   ------------------------------------------
  Net realized gain (loss) on investments          (91.5)     (72.0)     (20.4)      78.7       30.0
   ------------------------------------------
  Unrealized gain on investments                 1,245.5      825.2         --         --         --
   ------------------------------------------
  Nonadmitted assets, including nonadmitted
    investments                                     61.0       (7.1)        --         --         --
   ------------------------------------------
  Investments in subsidiary companies              188.8      156.6      (80.5)      29.9       34.3
   ------------------------------------------
  Other, net                                      (162.5)     (99.0)     (35.0)     (82.6)      (7.3)
   ------------------------------------------  ---------  ---------  ---------  ---------  ---------
Net increase (decrease)                          1,019.3      860.4     (149.1)      (2.6)      38.1
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
Amounts on a GAAP basis                        $ 3,987.7  $ 2,823.0  $   243.8  $   331.8  $   322.6
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    The discount or premium on bonds is amortized using the interest method. For mortgage-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

    Preferred stocks are reported at cost or amortized cost.

    Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

    Policy loans are reported at unpaid balances.

    The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items through the IMR. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amoritized to net investment income on a straight-line basis over the term of the respective derivative.

    Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, increased liabilities associated with certain reinsurance agreements and foreign exchange risk. Moreover, the derivatives used are designated as a hedge and reduce the indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items have been sold, terminated or matured, the change in value of the derivatives is included in net income.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

    LOANED SECURITIES
    Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the amount to be paid to reacquire the security. It is the Company's policy to take possession of securities with a market value at least equal to the value of the securities loaned. Securities loaned are recorded at amortized cost as long as the value of the related collateral is sufficient. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

    GOODWILL
    Goodwill, which represents the excess of the ceding commission over statutory-basis net assets of business purchased under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    PREMIUMS
    Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenerios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserve released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on funds withheld are reported in net investment income.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans is systematically accrued during the expected period of active service of the covered employees.

    INCOME TAXES
    The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

    STOCK OPTIONS
    The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    measurement date, over the amount an employee must pay to acquire the stock.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    These assets and liabilities represent segregated funds administered and invested by the Company for the exclusive benefit of pension and variable life and annuity contractholders. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of income.

2.  PERMITTED STATUTORY ACCOUNTING PRACTICES
    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Indiana must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Department. At this time, it is unclear whether Indiana will adopt Codification. However, based on the current draft guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

    The Company has received written approval from the Department to record surrender charges applicable to separate account liabilities for variable life and annuity products as a liability in the separate account financial statements payable to the Company's general account. In the accompanying financial statements, a corresponding receivable is recorded with the related income impact recorded in the accompanying statement of operations as a change in reserves or change in premium and other deposit funds.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS
    The major categories of net investment income are as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                                     1997       1996       1995
                                                                     -------------------------------
                                                                     (IN MILLIONS)
                                                                     -------------------------------
Income:
  Bonds                                                              $ 1,524.4  $ 1,442.2  $ 1,457.4
   ----------------------------------------------------------------
  Preferred stocks                                                        23.5        9.6        6.4
   ----------------------------------------------------------------
  Unaffiliated common stocks                                               8.3        6.5        5.2
   ----------------------------------------------------------------
  Affiliated common stocks                                                15.0        9.5       12.6
   ----------------------------------------------------------------
  Mortgage loans on real estate                                          257.2      269.3      252.0
   ----------------------------------------------------------------
  Real estate                                                             92.2      114.4      110.0
   ----------------------------------------------------------------
  Policy loans                                                            37.5       35.0       32.1
   ----------------------------------------------------------------
  Other investments                                                       28.2       22.4       62.6
   ----------------------------------------------------------------
  Cash and short-term investments                                         70.3       48.9       53.2
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment income                                                2,056.6    1,957.8    1,991.5
-------------------------------------------------------------------
Expenses:
  Depreciation                                                            21.0       25.0       25.9
   ----------------------------------------------------------------
  Other                                                                  188.5      176.5      193.4
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment expenses                                                209.5      201.5      219.3
-------------------------------------------------------------------  ---------  ---------  ---------
Net investment income                                                $ 1,847.1  $ 1,756.3  $ 1,772.2
-------------------------------------------------------------------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Nonadmitted accrued investment income at December 31, 1997 and 1996 amounted to $2,600,000 and $2,500,000, respectively, consisting principally of interest on bonds in default and mortgage loans.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                     COST OR    GROSS        GROSS
                                                     AMORTIZED  UNREALIZED   UNREALIZED   FAIR
                                                     COST       GAINS        LOSSES       VALUE
                                                     ----------------------------------------------
                                                     (IN MILLIONS)
                                                     ----------------------------------------------
At December 31, 1997:
  Corporate                                          $13,003.8   $   942.2    $    60.1   $13,885.9
   ------------------------------------------------
  U.S. government                                        436.3        67.9           --       504.2
   ------------------------------------------------
  Foreign government                                   1,202.1       104.9          5.4     1,301.6
   ------------------------------------------------
  Mortgage-backed                                      3,874.3       215.2         27.1     4,062.4
   ------------------------------------------------
  State and municipal                                     44.2          .3           --        44.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $18,560.7   $ 1,330.5    $    92.6   $19,798.6
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

At December 31, 1996:
  Corporate                                          $12,548.1   $   586.5    $    66.6   $13,068.0
   ------------------------------------------------
  U.S. government                                      1,088.7        43.2         18.0     1,113.9
   ------------------------------------------------
  Foreign government                                   1,234.0       105.1          1.4     1,337.7
   ------------------------------------------------
  Mortgage-backed                                      4,478.4       183.3         27.4     4,634.3
   ------------------------------------------------
  State and municipal                                     40.4          .1           --        40.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $19,389.6   $   918.2    $   113.4   $20,194.4
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

    The carrying amount of bonds in the balance sheets at December 31, 1997 and 1996 reflects NAIC adjustments of
    $5,500,000 and $2,700,000, respectively, to decrease amortized cost.

    Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1997, by contractual maturity, is as follows:

                                                                               COST OR
                                                                               AMORTIZED  FAIR
                                                                               COST       VALUE
                                                                               --------------------
                                                                               (IN MILLIONS)
                                                                               --------------------
Maturity:
  In 1998                                                                      $   490.1  $   494.9
   --------------------------------------------------------------------------
  In 1999-2002                                                                   3,088.7    3,185.4
   --------------------------------------------------------------------------
  In 2003-2007                                                                   4,762.7    4,971.0
   --------------------------------------------------------------------------
  After 2007                                                                     6,344.9    7,084.9
   --------------------------------------------------------------------------
  Mortgage-backed securities                                                     3,874.3    4,062.4
   --------------------------------------------------------------------------  ---------  ---------
Total                                                                          $18,560.7  $19,798.6
-----------------------------------------------------------------------------  ---------  ---------
                                                                               ---------  ---------

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    At December 31, 1997, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

    Proceeds from sales of investments in bonds during 1997, 1996 and 1995 were $9,715,000,000, $10,996,900,000 and
    $12,234,100,000, respectively. Gross gains during 1997, 1996 and 1995 of $218,100,000, $169,700,000 and $225,600,000,
    respectively, and gross losses of $78,000,000, $177,000,000 and $83,100,000, respectively, were realized on those sales.

    At December 31, 1997 and 1996, investments in bonds, with an admitted asset value of $76,200,000 and $70,700,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                          COST OR     GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                          COST        GAINS        LOSSES       VALUE
                                          --------------------------------------------
                                          (IN MILLIONS)
                                          --------------------------------------------
At December 31, 1997:
  Preferred stocks                         $257.3       $12.1        $  .7      $268.7
----------------------------------------
  Unaffiliated common stocks                357.0        98.5         19.5       436.0
----------------------------------------
At December 31, 1996:
  Preferred stocks                         $239.7       $10.5        $ 1.7      $248.5
----------------------------------------
  Unaffiliated common stocks                289.9        84.6         16.2       358.3
----------------------------------------

    The carrying amount of preferred stocks in the balance sheets at December 31, 1997 and 1996 reflects NAIC adjustments of $4,000,000 and $700,000, respectively, to decrease amortized cost.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    During 1997, the minimum and maximum lending rates for mortgage loans were 7.09% and 9.25%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1997, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

    Realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                          1997       1996       1995
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Realized capital gains                                                    $   209.3  $    69.3  $   186.8
------------------------------------------------------------------------
Less amount transferred to IMR (net of related taxes (credit) of $54.0,
$(6.7) and $51.1 in 1997, 1996 and 1995, respectively)                        100.2      (12.4)      94.8
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                              109.1       81.7       92.0
Less federal income taxes on realized gains                                    77.8       28.4       48.1
------------------------------------------------------------------------  ---------  ---------  ---------
Net realized capital gains                                                $    31.3  $    53.3  $    43.9
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

4.  SUBSIDIARIES
    Statutory-basis financial information related to the Company's four wholly-owned subsidiaries is summarized as follows (in millions):

                                                             DECEMBER 31, 1997
                                                             --------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC      LLANY
                                                             --------------------------------------------
Cash and invested assets                                     $ 1,154.4   $   284.8   $   399.0  $   796.3
-----------------------------------------------------------
Other assets                                                      36.9        77.3       481.6      130.8
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Total admitted assets                                        $ 1,191.3   $   362.1   $   880.6  $   972.1
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

Insurance reserves                                           $ 1,072.2   $   266.7   $   279.3  $   588.7
-----------------------------------------------------------
Other liabilities                                                 48.4        21.7       546.4        5.8
-----------------------------------------------------------
Liabilities related to separate accounts                            --          --          --      164.7
-----------------------------------------------------------
Capital and surplus                                               70.7        73.7        54.9      212.9
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Total liabilities and capital and surplus                    $ 1,191.3   $   362.1   $   880.6  $   972.1
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

                                                              DECEMBER 31, 1997
                                                              ------------------------------------------
                                                              FIRST
                                                              PENN       LNH&C      LNRAC      LLANY
                                                              ------------------------------------------
Revenues                                                      $   267.6  $   135.4  $   125.3  $   230.0
------------------------------------------------------------
Expenses                                                          262.6      244.2      114.6      224.4
------------------------------------------------------------
Net realized gains (losses)                                          .1         .6        (.1)       (.1)
------------------------------------------------------------  ---------  ---------  ---------  ---------
Net income                                                    $     5.1  $  (108.2) $    10.6  $     5.5
------------------------------------------------------------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES (CONTINUED)

                                                             DECEMBER 31, 1996
                                                             ------------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC        LLANY
                                                             ------------------------------------------------
Cash and invested assets                                     $ 1,090.7   $   146.4    $   406.7    $   664.3
-----------------------------------------------------------
Other assets                                                      31.8        17.7        503.1          9.1
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total admitted assets                                        $ 1,122.5   $   164.1    $   909.8    $   673.4
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

Insurance reserves                                           $ 1,013.5   $    72.7    $   261.8    $   601.1
-----------------------------------------------------------
Other liabilities                                                 41.3        18.7        597.2         22.1
-----------------------------------------------------------
Capital and surplus                                               67.7        72.7         50.8         50.2
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total liabilities and capital and surplus                    $ 1,122.5   $   164.1    $   909.8    $   673.4
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

                                                               DECEMBER 31, 1996
                                                               ------------------------------------------------
                                                               FIRST
                                                               PENN       LNH&C        LNRAC        LLANY
                                                               ------------------------------------------------
Revenues                                                       $   246.5   $   104.9    $   120.8    $   642.7
-------------------------------------------------------------
Expenses                                                           247.1        97.1        114.1        661.3
-------------------------------------------------------------
Net realized gains (losses)                                          (.6)         --           --           --
-------------------------------------------------------------  ---------  -----------  -----------  -----------
Net income (loss)                                              $    (1.2)  $     7.8    $     6.7    $   (18.6)
-------------------------------------------------------------  ---------  -----------  -----------  -----------
                                                               ---------  -----------  -----------  -----------

    The carrying value of affiliated common stocks, representing their statutory-basis net equity, was $412,100,000 and $241,500,000 at December 31, 1997 and 1996, respectively. The cost basis of investments in subsidiaries as of December 31, 1997 and 1996 was $466,200,000 and $194,000,000,
    respectively.

    During 1997 and 1996, the Company's insurance subsidiaries paid dividends of $15,000,000 and $10,500,000, respectively.

5.  FEDERAL INCOME TAXES
    The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends-received tax deductions, differences in policy acquisition costs and policy and contract liabilities for tax return and financial statement purposes.

    Federal income taxes incurred of $78,300,000, $83,600,000 and $103,700,000 in 1997, 1996 and 1995, respectively, would be subject to recovery in the event that the Company incurs net operating losses within three years of the years for which such taxes were paid.

    Prior to 1984, a portion of the Company's current income was not subject to current income tax, but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The Company's balance in the "policyholders' surplus" account at December 31, 1983 of $187,000,000 was "frozen" by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. That portion of current income on which income taxes have been paid will continue to be accumulated in a memorandum account designated as "shareholder's surplus," and is available for dividends to the shareholder without additional payment of tax by the Company. The December 31, 1997 memorandum account balance for "shareholder's surplus"

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5.  FEDERAL INCOME TAXES (CONTINUED)
    was $1,905,000,000. Should dividends to the shareholder exceed its respective "shareholder's surplus," amounts would need to be transferred from the "policyholders' surplus" and would be subject to federal income tax at that time. Under existing or foreseeable circumstances, the Company neither expects nor intends that distributions will be made that will result in any such tax.

6.  SUPPLEMENTAL FINANCIAL DATA
    The balance sheet caption, "Other Admitted Assets", includes amounts recoverable from other insurers for claims paid by the Company, and the balance sheet caption, "Future Policy Benefits and Claims," has been reduced for insurance ceded as follows:

                                                                                 DECEMBER 31
                                                                                 1997       1996
                                                                                 --------------------
                                                                                 (IN MILLIONS)
                                                                                 --------------------
Insurance ceded                                                                  $ 1,431.0  $ 1,154.5
-------------------------------------------------------------------------------
Amounts recoverable from other insurers                                               35.9       16.0
-------------------------------------------------------------------------------

    Reinsurance transactions included in the income statement caption, "Premiums and Deposits," are as follows:

                                                                          YEAR ENDED DECEMBER 31
                                                                          1997       1996       1995
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Insurance assumed                                                         $   727.2  $   241.3  $   667.7
------------------------------------------------------------------------
Insurance ceded                                                               302.9      193.3      453.1
------------------------------------------------------------------------  ---------  ---------  ---------
Net amount included in premiums                                           $   424.3  $    48.0  $   214.6
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The income statement caption, "Benefits and Settlement
    Expenses," is net of reinsurance recoveries of $1,240,500,000, $787,900,000 and $1,407,000,000 for 1997,
    1996 and 1995, respectively.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6.  SUPPLEMENTAL FINANCIAL DATA (CONTINUED)
    Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and Fees in Course of Collection," are as follows:

                                                                          DECEMBER 31, 1997
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.2   $     2.4    $      .8
------------------------------------------------------------------------
Ordinary renewal                                                               17.8         3.2         14.6
------------------------------------------------------------------------
Group life                                                                     10.6          .2         10.4
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    31.6   $     5.8    $    25.8
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

                                                                          DECEMBER 31, 1996
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.9   $     1.9    $     2.0
------------------------------------------------------------------------
Ordinary renewal                                                               35.1         3.0         32.1
------------------------------------------------------------------------
Group life                                                                      9.4         (.1)         9.5
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    48.4   $     4.8    $    43.6
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

    The Company has entered into non-exclusive managing general agent agreements with International Benefit Services Corp., HRM Claim Management, Inc. and Pediatrics Insurance Consultants, Inc. to write group life and health business. Direct premiums written related to the agreements amounted to $2,000,000, $2,600,000 and $8,800,000 in 1997 and
    $26,200,000, $3,800,000 and $8,600,000 in 1996,
    respectively. During 1996, LNC Administrative Services Corporation entered into a similar agreement with the Company with direct premiums written amounting to $7,200,000 and 6,200,000 in 1997 and 1996, respectively. Authority granted by the managing general agents agreements include underwriting, claims adjustment and claims payment services.

7.  ANNUITY RESERVES
    At December 31, 1997, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

7.  ANNUITY RESERVES (CONTINUED)
    subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                  AMOUNT     PERCENT
                                                                                  ----------------------
                                                                                  (IN MILLIONS)
                                                                                  ----------------------
Subject to discretionary withdrawal with adjustment:
  With market value adjustment                                                    $ 2,426.3           5%
   -----------------------------------------------------------------------------
  At book value, less surrender charge                                              4,225.8           8
   -----------------------------------------------------------------------------
  At market value                                                                  30,064.7          59
   -----------------------------------------------------------------------------  ---------         ---
                                                                                   36,716.8          72
Subject to discretionary withdrawal without adjustment at book value with
minimal or no charge or adjustment                                                 11,657.7          23
--------------------------------------------------------------------------------
Not subject to discretionary withdrawal                                             2,531.1           5
--------------------------------------------------------------------------------  ---------         ---
Total annuity reserves and deposit fund liabilities -- before reinsurance          50,905.6         100%
--------------------------------------------------------------------------------                    ---
                                                                                                    ---
Less reinsurance                                                                    1,797.5
--------------------------------------------------------------------------------  ---------
Net annuity reserves and deposit fund liabilities, including separate accounts    $49,108.1
--------------------------------------------------------------------------------  ---------
                                                                                  ---------

8.  CAPITAL AND SURPLUS
    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1997, the Company exceeds the RBC requirements.

    The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. In 1998, the Company can pay dividends of $361,600,000 without prior approval of the Indiana Insurance Commissioner.

9.  EMPLOYEE BENEFIT PLANS
    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial statements of income or financial position for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Option issued subsequent to 1991 are exercisable in 25% increments on the option issuance anniversary in the four years following issuance.

    As of December 31, 1997, 716,211 shares of LNC common stock were subject to options granted to Company employees and agents under the stock option incentive plans of which 370,239 were exercisable on that date. The exercise prices of the outstanding options range from $23.50 to $75.66. During 1997, 1996 and 1995, 170,789, 72,405 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    117,806 options were exercised, respectively, and 1,846, 10,950 and 11,473 options were forfeited, respectively.

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES
    DISABILITY INCOME CLAIMS
    The liability for disability income claims net of the related asset for amounts recoverable from reinsurers at December 31, 1997 and 1996 is a net liability of $516,900,000 and $572,000,000, respectively. This liability is based on the assumption that the recent experience will continue in the future. If incidence levels or claim termination rates fluctuate significantly from the assumptions underlying reserves, adjustments to reserves may be required in the future. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company. The Company reviews reserve levels on an ongoing basis.

    During 1995, the Company completed an in-depth review of the experience of its disability income business. As a result of this study, and based on the assumption that recent experience will continue in the future, net income decreased by $15,200,000 as a result of strengthening the disability income reserve.

    Because of continuing adverse experience and worsening projections of future experience, the Company conducted an additional in-depth review of loss experience on its disability income business during 1997. As a result of this study, the reserve level was deemed to be inadequate to meet future obligations if current incident levels were to continue in the future. In order to address this situation, the Company strengthened its disability income reserve by $80,000,000 (pre-tax).

    MARKETING AND COMPLIANCE ISSUES
    Regulators continue to focus on market conduct and compliance issues. Under certain circumstances companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

    GROUP PENSION ANNUITIES
    The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio.

    Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    LEASES
    The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

    Total rental expense on operating leases in 1997, 1996 and 1995 was $29,300,000, $26,400,000 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
    $22,500,000, respectively. Future minimum rental commitments are as follows (in millions):

1998                                    $    18.5
--------------------------------------
1999                                         18.9
--------------------------------------
2000                                         20.1
--------------------------------------
2001                                         20.4
--------------------------------------
2002                                         20.7
--------------------------------------
Thereafter                                  152.2
--------------------------------------  ---------
                                        $   250.8
                                        ---------
                                        ---------

    The future commitments include amounts for space and equipment to be used by the personnel that were added on January 2, 1998 as a result of the purchase of a block of individual life and annuity business (see NOTE 12).

    INFORMATION TECHNOLOGY COMMITMENT
    In February 1998, the Company signed a seven-year contract with IBM Global Services for providing information technology services for the Fort Wayne operations. Annual costs are estimated to range from $33,600,000 to $56,800,000.

    INSURANCE CEDED AND ASSUMED
    The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. Industry regulations prescribe the maximum coverage that the Company can retain on an individual insured. Prior to December 31, 1997, the Company limited its maximum coverage that it retained on an individual to $3,000,000. Based on a review of the capital and business in-force (including the addition of the block of business described in NOTE 12), effective in January 1998, the Company changed the amount it will retain on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been reinsured with other companies to limit its exposure to interest rate risks. At December 31, 1997, the reserves associated with these reinsurance arrangements totaled $1,760,000,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

    The Company assumes insurance from other companies, including certain affiliates. At December 31, 1997, the Company has provided $12,400,000 of statutory surplus relief to other insurance companies under reinsurance transactions. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $8,200,000 and $4,300,000 at December 31, 1997 and 1996, respectively.

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1997, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for claims in excess of $5,000,000. The degree of applicability of this coverage depends on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) not have a material adverse affect on the financial position or results of operations of the Company.

    Two lawsuits involve alleged fraud in the sale of interest sensitive universal life and whole life insurance policies. These two suits have been filed as class actions against the Company, although the court has not certified a class in either case. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class while the relief sought in these cases in substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits cannot be reasonably estimated at this time.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

    GUARANTEES
    The Company has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Outstanding guarantees with off-balance-sheet risks, shown in notional or contract amounts, are as follows:

                                NOTIONAL OR
                                CONTRACT AMOUNTS
                                --------------------

                                DECEMBER 31
                                --------------------
                                1997       1996
                                --------------------
                                (IN MILLIONS)
                                --------------------
Mortgage loan pass-through
certificates                    $    41.6  $    50.3
------------------------------
Real estate partnerships               --         .5
------------------------------  ---------  ---------
                                $    41.6  $    50.8
                                ---------  ---------
                                ---------  ---------

    The Company has invested in real estate partnerships that use conventional mortgage loans to finance their projects. In some cases, the terms of these arrangements involve guarantees by each of the partners to indemnify the mortgagor in the event a partner is unable to pay its principal and interest payments. In addition, the Company has sold commercial mortgage loans through grantor trusts which issued pass-through certificates. The Company has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to the Company. Accordingly, both the carrying value and fair value of these guarantees is zero at December 31, 1997 and 1996.

    DERIVATIVES
    The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. Government obligations, increased liabilities associated with reinsurance agreements and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

                                          NOTIONAL OR         ASSETS (LIABILITIES)
                                          CONTRACT AMOUNTS    -----------------------------------
                                                              CARRYING   FAIR   CARRYING   FAIR
                                                              VALUE      VALUE  VALUE      VALUE
                                          -------------------------------------------------------

                                          DECEMBER 31         DECEMBER 31       DECEMBER 31
                                          1997      1996      1997       1997   1996       1996
                                          -------------------------------------------------------
                                          (IN MILLIONS)
                                          -------------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements            $4,900.0  $5,500.0   $13.9     $  .9   $20.8     $  8.2
       ---------------------------------
  Swaptions                                1,752.0     672.0     6.9       6.9    11.0       10.6
       ---------------------------------
  Financial futures contracts                   --     147.7      --        --    (2.4)      (2.4)
       ---------------------------------
  Interest rate swaps                         10.0        --      --      (1.8)     --         --
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                           6,662.0   6,319.7    20.8       6.0    29.4       16.4
Foreign currency derivatives:
  Forward contracts                          163.1     251.5     5.4       5.4      .2        (.2)
       ---------------------------------
  Foreign currency options                      --      43.9      --        --      .6         .4
       ---------------------------------
  Foreign currency swaps                      15.0      15.0      --      (2.1)     --       (2.1)
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                             178.1     310.4     5.4       3.3      .8       (1.9)
                                          --------  --------  --------   -----  --------   ------
                                          $6,840.1  $6,630.1   $26.2     $ 9.3   $30.2     $ 14.5
                                          --------  --------  --------   -----  --------   ------
                                          --------  --------  --------   -----  --------   ------

    A reconciliation and discussion of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is a follows:

                                     ----------------------------------------------------------------
                                     INTEREST RATE CAPS    SPREAD LOCKS          SWAPTIONS
                                     1997       1996       1997       1996       1997       1996
                                     ----------------------------------------------------------------
                                     (IN MILLIONS)
                                     ----------------------------------------------------------------
Balance at beginning of year         $ 5,500.0  $ 5,110.0  $      --  $   600.0  $   672.0  $      --
-----------------------------------
New contracts                               --      390.0       50.0       15.0    1,080.0      672.0
-----------------------------------
Terminations and maturities             (600.0)        --      (50.0)    (615.0)        --         --
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Balance at end of year               $ 4,900.0  $ 5,500.0  $      --  $      --  $ 1,752.0  $   672.0
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------

                                                              FINANCIAL FUTURES     INTEREST RATE SWAPS
                                                              CONTRACTS
                                                              ------------------------------------------
                                                              1997       1996       1997       1996
                                                              ------------------------------------------
Balance at beginning of year                                  $   147.7  $      --  $      --  $     5.0
------------------------------------------------------------
New contracts                                                      88.3    7,918.8       10.0         --
------------------------------------------------------------
Terminations and maturities                                      (236.0)  (7,771.1)        --       (5.0)
------------------------------------------------------------  ---------  ---------  ---------  ---------
Balance at end of year                                        $      --  $   147.7  $    10.0  $      --
------------------------------------------------------------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


                                        FOREIGN CURRENCY DERIVATIVES
                                        ----------------------------------------------------------------

                                        FOREIGN EXCHANGE      FOREIGN CURRENCY      FOREIGN CURRENCY
                                        FORWARD CONTRACTS     OPTIONS               SWAPS
                                        1997       1996       1997       1996       1997       1996
                                        ----------------------------------------------------------------
                                        (IN MILLIONS)
                                        ----------------------------------------------------------------
Balance at beginning of year            $   251.5  $    15.7  $    43.9  $    99.2  $    15.0  $    15.0
--------------------------------------
New contracts                               833.1      406.9         --    1,168.8         --         --
--------------------------------------
Terminations and maturities                (921.6)    (171.1)     (43.9)  (1,224.1)        --         --
--------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Balance at end of year                  $   163.1  $   251.5  $      --  $    43.9  $    15.0  $    15.0
--------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------

    INTEREST RATE CAPS
    The interest rate cap agreements, which expire in 1998 through 2003, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other assets ($13,900,000 as of December 31, 1997) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SWAPTIONS
    Swaptions, which expire in 2002 and 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of fluctuating interest rates. The premium paid for the swaptions is included in other assets ($6,900,000 as of December 31, 1997) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SPREAD LOCKS
    Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified Government note is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity Government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock program is to protect a portion of its fixed maturity securities against widening of spreads.

    FINANCIAL FUTURES
    The Company uses exchange-traded financial futures contracts to hedge against interest rate risks and to manage duration of a portion of its fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily.

    INTEREST RATE SWAPS
    The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty to the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) agreements the stream of variable coupon payments generated from the bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income.

    FOREIGN CURRENCY DERIVATIVES
    The Company uses a combination of foreign exchange forward contracts, foreign currency options and foreign currency swaps, all of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. Foreign currency options give the Company the right, but not the obligation, to buy or sell a foreign currency at a specific exchange rate during a specified time period. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries pursuant to an agreement to re-exchange the two currencies at the same rate of exchange at a specified future date.

    ADDITIONAL DERIVATIVE INFORMATION
    Expenses for the agreements and contracts described above amounted to $7,000,000, $6,900,000 and $5,600,000 in 1997, 1996 and 1995, respectively.
    Deferred losses of $2,600,000 as of December 31, 1997, were the result of:
    1) terminated and expired spread-lock agreements and; 2) financial futures contracts. These losses are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

    The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, foreign exchange forward contracts, foreign currency options and foreign currency swaps. However, the Company does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value for such agreements with each counterparty if the net market value is in the Company's favor. At December 31, 1997, the exposure was $11,700,000.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

    BONDS AND UNAFFILIATED COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.

    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

    POLICY LOANS
    The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
    The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future Policy Benefits and Claims" and "Other Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

    The remainder of the balance sheet captions "Future Policy Benefits and Claims" and "Other Policyholder Funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

    SHORT-TERM DEBT
    Fair values of short-term debt approximates carrying values.

    GUARANTEES
    The Company's guarantees include guarantees related to real estate partnerships and mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is insignificant.

    DERIVATIVES
    The Company's derivatives include interest rate cap agreements, swaptions, spread-lock agreements, foreign currency exchange contracts, financial futures contracts, interest rate swaps, foreign currency options and foreign currency swaps. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices for the foreign currency exchange contracts and financial future contracts and;
    2) brokerage quotes that utilize pricing models or formulas using current assumptions for all other swaps and agreements.

    INVESTMENT COMMITMENTS
    Fair values for commitments to make investment in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                 DECEMBER 31
                                                 ----------------------------------------------
                                                 1997                    1996
                                                 ----------------------------------------------
                                                 CARRYING                CARRYING
ASSETS (LIABILITIES)                             VALUE       FAIR VALUE  VALUE       FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                 (IN MILLIONS)
                                                 ----------------------------------------------
Bonds                                            $ 18,560.7  $ 19,798.6  $ 19,389.6  $ 20,194.4
-----------------------------------------------
Preferred stock                                       257.3       268.7       239.7       248.5
-----------------------------------------------
Unaffiliated common stock                             436.0       436.0       358.3       358.3
-----------------------------------------------
Mortgage loans on real estate                       3,012.7     3,179.2     2,976.7     3,070.9
-----------------------------------------------
Policy loans                                          660.5       648.3       626.5       612.7
-----------------------------------------------
Other investments                                     335.5       335.5       282.7       282.7
-----------------------------------------------
Cash and short-term investments                     2,133.0     2,133.0       759.2       759.2
-----------------------------------------------
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed
    interest contracts                            (17,324.2)  (16,887.6)  (17,871.6)  (17,333.0)
   --------------------------------------------
  Remaining guaranteed interest and similar
    contracts                                      (1,267.0)   (1,294.6)   (1,799.7)   (1,835.4)
   --------------------------------------------
Short-term debt                                      (120.0)     (120.0)     (100.0)     (100.0)
-----------------------------------------------
Derivatives                                            26.2         9.3        26.5        13.8
-----------------------------------------------
Investment commitments                                   --         (.5)         --         (.6)
-----------------------------------------------

12. ACQUISITIONS AND SALES OF SUBSIDIARIES
    In October 1996, the Company and LLANY purchased a block of group tax-qualified annuity business from UNUM Corporation's affiliate. The transaction was completed in the form of a reinsurance transaction, which resulted in a ceding commission of $71,800,000. The ceding commission has been recorded as admissible goodwill of $62,300,000, which is to be amortized on a straight-line basis over 10 years. LLANY was required by the New York Department of Insurance to expense its portion of the ceding commission in 1996. Policy liabilities and related accruals of the Company and its wholly owned subsidiary increased by $3,200,000,000 as a result of this transaction.

    In 1997, LNC contributed 25,000,000 shares of common stock of American States Financial Corporation ("American States") to the Company. American States is a property casualty insurance holding company of which LNC owned 83.3%. The contributed common stock was accounted for as a capital contribution equal to the fair value of the common stock received by the Company. Subsequently, the American States common stock owned by the Company, along with all other American States common stock owned by LNC and its affiliates, was sold. The Company received proceeds from the sale in the amount of $1,175,000,000. The Company recognized no gain or loss on the sale of its portion of the common stock due to the receipt of such stock at fair value.

    On January 2, 1998, the Company issued a surplus note to LNC in return for $500,000,000 in cash. The note calls for the Company to pay, on or before March 31, 2028, the principal amount of the note and interest quarterly at a 6.56% annual rate. LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

12. ACQUISITIONS AND SALES OF SUBSIDIARIES (CONTINUED) anniversary date of the note, but not before January 2, 2003. Any payment of interest or repayment of principal may be paid only out of excess surplus (as defined in the note) and is subject to the approval of the Commissioner of the Indiana Department of Insurance.

    Proceeds from the sale of the Company's American States common stock, as well as proceeds from the surplus note, were used to finance an indemnity reinsurance transaction whereby the Company reinsured 100% of a block of individual life insurance and annuity business from CIGNA Corporation. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement, which will result in a decrease to surplus in 1998 of approximately $1,000,000,000. Operating results generated by this block of business after the closing date will be included in the Company financial statements from the closing date. At the time of closing, this block of business had statutory liabilities of $4,658,200,000 that became the Company's obligation. The company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $1,051,000,000 and earnings of $87,200,000 on a statutory basis. The Company also expects to pay $30,000,000 to cover expenses associated with the reinsurance agreement and to record a charge of approximately $12,000,000 during 1998 to cover certain costs of integrating the existing operations with the new block of business.

13. TRANSACTIONS WITH AFFILIATES
    A wholly owned subsidiary of LNC, Lincoln Financial Group, Inc. ("LFGI"), has a nearly exclusive general agents contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LFGI override commissions and operating expense allowances of $61,600,000, $56,300,000 and $43,300,000 in 1997, 1996 and 1995,
    respectively. LFGI incurred expenses of $5,500,000, $15,700,000 and $10,400,000 in 1997, 1996 and 1995, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse. Effective in January 1998, the Company and LFGI agreed to increase the override commission expense and eliminate the operating expense allowance.

    Cash and short-term investments at December 31, 1997 and 1996 include the Company's participation in a short-term investment pool with LNC of $325,600,000 and $175,100,000, respectively. Related investment income amounted to $15,500,000, $15,300,000 and $21,100,000 in 1997, 1996 and 1995,
    respectively. Other liabilities at December 31, 1997 and 1996 include $120,000,000 and $100,000,000, respectively, of notes payable to LNC.

    The Company provides services to and receives services from affiliated companies which resulted in a net payment of $48,500,000, $34,100,000 and $24,900,000 in 1997, 1996 and 1995, respectively.

    The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                        YEAR ENDED DECEMBER 31
                        1997       1996       1995
                        -------------------------------
                        (IN MILLIONS)
                        -------------------------------
Insurance assumed       $    11.9  $    17.9  $    17.6
----------------------
Insurance ceded             100.3      302.8      214.4
----------------------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. TRANSACTIONS WITH AFFILIATES (CONTINUED)
    The balance sheets include reinsurance balances with affiliated companies as follows:

                          DECEMBER 31
                          1997       1996
                          --------------------
                          (IN MILLIONS)
                          --------------------
Future policy benefits
and claims assumed        $   245.5  $   312.7
------------------------
Future policy benefits
and claims ceded              997.2      891.8
------------------------
Amounts recoverable on
paid and unpaid losses         30.4       31.2
------------------------
Reinsurance payable on
paid losses                     5.3        2.7
------------------------
Funds held under
reinsurance treaties --
net liability               1,115.4    1,062.4
------------------------

    Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $280,900,000 and $314,200,000 at December 31, 1997 and 1996,
    respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 1997 and 1996, LNC had guaranteed $229,100,000 and $239,200,000, respectively, of these letters of credit. At December 31, 1997, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $130,700,000 for statutory surplus relief received under financial reinsurance ceded agreements.

14. SEPARATE ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist primarily of long-term bonds, common stocks, short-term investments and mutual funds. The detailed operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.

    Separate account premiums, deposits and other considerations amounted to $4,821,800,000, $4,148,700,000 and $3,068,200,000 in 1997, 1996 and 1995,
    respectively. Reserves for separate accounts with assets at fair value were $30,560,700,000 and $23,047,800,000 at December 31, 1997 and 1996,
    respectively. All reserves are subject to discretionary withdrawal at market value. Substantially all of the Company's separate accounts are nonguaranteed.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. SEPARATE ACCOUNTS (CONTINUED)

    A reconciliation of transfers to (from) separate accounts are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              1997           1996
                                                              ------------------------
                                                              (IN MILLIONS)
                                                              ------------------------
Transfers as reported in the Summary of Operations of
various Separate Accounts:
  Transfers to separate accounts                              $ 4,824.0      $ 4,149.6
------------------------------------------------------------
  Transfers from separate accounts                             (2,943.8)      (2,058.5)
------------------------------------------------------------  ---------      ---------
Net transfer to separate accounts as reported in the
Company's NAIC Annual Statement -- Summary of Operations      $ 1,880.2      $ 2,091.1
------------------------------------------------------------  ---------      ---------
                                                              ---------      ---------

15. RECONCILIATION OF ANNUAL STATEMENT TO AUDITED FINANCIAL STATEMENTS In 1997, certain errors were identified by the Illinois
    Insurance Department in the calculation of the AVR as of December 31, 1996 and 1995. The effects of the AVR errors also resulted in the need for revisions in the calculation of certain investment limitation thresholds, the results of which indicated that additional assets should have been nonadmitted as of December 31, 1996. As discussed by the Company with the Indiana and Illinois Insurance Departments, corrections were made to affected pages of the Company's
    NAIC Annual Statement which were refiled with various state insurance departments. However, due to immateriality of the corrections in relation to the financial statements taken as a whole, the audited 1996 and 1995 statutory-basis financial statements were not corrected and re-issued.

    The Company's 1997 NAIC Annual Statement, as filed with various state insurance departments, also includes the corrected balances for 1996 and 1995. The following is a reconciliation of total admitted assets, total liabilities and capital and surplus as of December 31, 1996 as presented in the 1997 NAIC Annual Statement (as corrected) to the accompanying audited financial statements.

                                          TOTAL                    CAPITAL
                                          ADMITTED   TOTAL         AND
                                          ASSETS     LIABILITIES   SURPLUS
                                          ---------------------------------
Balance as of December 31, 1996 as
reported in the accompanying audited
financial statements                      $50,016.6   $ 48,054.0   $ 1962.6
----------------------------------------
Effect of AVR errors                             --         37.6      (37.6)
----------------------------------------
Effect of change in investment
limitations                                   (57.0)          --      (57.0)
----------------------------------------  ---------  -----------   --------
Balance as of December 31, 1996 as
reported in the 1997 NAIC Annual
Statement                                 $49,959.6   $ 48,091.6   $1,868.0
----------------------------------------  ---------  -----------   --------
                                          ---------  -----------   --------

16. IMPACT OF YEAR 2000 (UNAUDITED)
    The Year 2000 Issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

16. IMPACT OF YEAR 2000 (UNAUDITED) (CONTINUED) activities. The Company is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, the Company has initiated formal communications with critical parties that interface with the Company's systems to gain an understanding of their progress in addressing Year 2000 Issues. While the Company is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. The Company presently believes that with the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 Issue will not pose significant operational problems for its computer systems. In addition, the Company is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 Issue could have a material adverse impact on the operation of the Company's business.

    During 1997 and 1996, the Company incurred expenditures of approximately $5,500,000 ($3,600,000 after-tax) to address this issue. The Company's financial plans for 1998 through 2000 include expected expenditures of an additional $20,000,000 ($13,000,000 after-tax) on this issue. The cost of addressing Year 2000 Issues and the timeliness of completion will be closely monitored by management and are based on managements's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (a wholly owned subsidiary of Lincoln National Corporation) as of December 31, 1997 and 1996, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of The Lincoln National Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

February 5, 1998

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA

DECEMBER 31, 1997 (IN MILLIONS)

Investment income earned:
           Government bonds                                                                           $    52.8
           -----------------------------------------------------------------------------------------
           Other bonds (unaffiliated)                                                                   1,471.6
           -----------------------------------------------------------------------------------------
           Preferred stocks (unaffiliated)                                                                 23.5
           -----------------------------------------------------------------------------------------
           Common stocks (unaffiliated)                                                                     8.3
           -----------------------------------------------------------------------------------------
           Common stocks of affiliates                                                                     15.0
           -----------------------------------------------------------------------------------------
           Mortgage loans                                                                                 257.2
           -----------------------------------------------------------------------------------------
           Real estate                                                                                     92.2
           -----------------------------------------------------------------------------------------
           Premium notes, policy loans and liens                                                           37.5
           -----------------------------------------------------------------------------------------
           Cash on hand and on deposit                                                                      1.0
           -----------------------------------------------------------------------------------------
           Short-term investments                                                                          69.3
           -----------------------------------------------------------------------------------------
           Other invested assets                                                                           21.9
           -----------------------------------------------------------------------------------------
           Derivative instruments                                                                         (10.0)
           -----------------------------------------------------------------------------------------
           Aggregate write-ins for investment income                                                       16.3
           -----------------------------------------------------------------------------------------  ---------
Gross investment income                                                                               $ 2,056.6
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Real estate owned (cost, less encumbrances)                                                           $   585.2
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Mortgage loans (unpaid balance):
           Farm mortgages                                                                             $     0.1
           -----------------------------------------------------------------------------------------
           Residential mortgages                                                                            3.1
           -----------------------------------------------------------------------------------------
           Commercial mortgages                                                                         3,009.5
           -----------------------------------------------------------------------------------------  ---------
Total mortgage loans                                                                                  $ 3,012.7
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Mortgage loans by standing (unpaid balance):
           Good standing                                                                              $ 2,974.1
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Good standing with restructured terms                                                      $    38.5
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Interest overdue more than three months, not in foreclosure                                $      --
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Foreclosure in process                                                                     $     0.1
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
Other long-term assets (statement value)                                                              $   281.5
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA (CONTINUED)

DECEMBER 31, 1997 (IN MILLIONS)

Bonds and stocks of parent, subsidiaries and affiliates (cost):
    Common stocks of subsidiaries                                                                $   466.2
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Bonds and short-term investments by class and maturity:
  Bonds by maturity (statement value):
    Due within one year or less                                                                  $ 3,140.1
     ------------------------------------------------------------------------------------------
    Over 1 year through 5 years                                                                    5,182.8
     ------------------------------------------------------------------------------------------
    Over 5 years through 10 years                                                                  5,772.8
     ------------------------------------------------------------------------------------------
    Over 10 years through 20 years                                                                 3,275.3
     ------------------------------------------------------------------------------------------
    Over 20 years                                                                                  3,270.6
     ------------------------------------------------------------------------------------------  ---------
  Total by maturity                                                                              $20,641.6
   --------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
  Bonds by class (statement value):
    Class 1                                                                                      $13,879.0
     ------------------------------------------------------------------------------------------
    Class 2                                                                                        5,215.6
     ------------------------------------------------------------------------------------------
    Class 3                                                                                          848.0
     ------------------------------------------------------------------------------------------
    Class 4                                                                                          668.8
     ------------------------------------------------------------------------------------------
    Class 5                                                                                           23.6
     ------------------------------------------------------------------------------------------
    Class 6                                                                                            6.6
     ------------------------------------------------------------------------------------------  ---------
  Total by class                                                                                 $20,641.6
   --------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Total bonds publicly traded                                                                      $16,457.1
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Total bonds privately placed                                                                     $ 4,184.5
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Preferred stocks (statement value)                                                               $   257.3
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Unaffiliated common stocks (market value)                                                        $   436.0
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Short-term investments (cost or amortized cost)                                                  $ 2,080.9
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Financial options and caps owned (statement value)                                               $    20.8
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Financial options and caps written (statement value)                                             $      --
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Swap and forward agreements open (statement value)                                               $     5.4
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Futures contracts open (current value)                                                           $      --
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Cash on deposit                                                                                  $    52.1
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Life insurance in-force:
    Ordinary                                                                                     $   108.6
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group life                                                                                   $    31.2
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA (CONTINUED)

DECEMBER 31, 1997 (IN MILLIONS)

Amount of accidental death insurance in-force under ordinary policies                            $     5.3
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Life insurance policies with disability provisions in-force:
    Ordinary                                                                                     $     5.5
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group life                                                                                   $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Supplementary contracts in-force:
    Ordinary -- not involving life contingencies:
      Amount on deposit                                                                          $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Income payable                                                                             $     0.8
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Ordinary -- involving life contingencies:
      Income payable                                                                             $     3.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group -- not involving life contingencies:
      Income payable                                                                             $     1.1
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group -- involving life contingencies:
      Income payable                                                                             $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Annuities:
    Ordinary:
      Immediate -- amount of income payable                                                      $    71.8
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Deferred -- fully paid account balance                                                     $     0.7
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Deferred -- not fully paid account balance                                                 $   264.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group:
      Amount of income payable                                                                   $     0.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Fully paid account balance                                                                 $     0.1
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Not fully paid account balance                                                             $    72.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Accident and health insurance -- premiums in-force:
    Ordinary                                                                                     $   166.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group                                                                                        $    77.7
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Deposit funds and dividend accumulations:
    Deposit funds account balance                                                                $16,507.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Dividend accumulations -- account balance                                                    $   114.4
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTE TO SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA

NOTE -- BASIS OF PRESENTATION

The accompanying schedule presents selected statutory-basis financial data as of December 31, 1997 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General Section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in The Lincoln National Life Insurance Company's 1997 Statutory Annual Statement as filed with the Indiana Department of Insurance.

REPORT OF INDEPENDENT AUDITORS ON
OTHER FINANCIAL INFORMATION

Board of Directors
The Lincoln National Life Insurance Company

Our audits were conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.

February 5, 1998

                                                                    29249 (5/98)

                                    PART II
                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

           Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The prospectus, consisting of 85 pages;
       The undertaking to file reports;
       The signatures;
       Written consents of the following persons:
           Brian Burke, Esq.
           Michael J. Roscoe
           Ernst & Young LLP

1.         The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
     (1)   Resolution of the Board of Directors of The Lincoln National Life Insurance
           Company and related documents authorizing establishment of the Account.*
     (2)   Not applicable.
     (3)   (a)  Not applicable.
           (b)  Commission Schedule for Variable Life Policies.*****
     (4)   Not applicable.
     (5)   (a)  Proposed Form of Policy and Application.*
           (b)  Riders.*
     (6)   (a)  Articles of Incorporation of The Lincoln National Life Insurance Company.
           (Incorporated by reference to Registration Statement on Form N-4 (File No.
           33-27783) filed on December 5, 1996.)
           (b)  Bylaws of The Lincoln National Life Insurance Company. (Incorporated by
           reference to Registration Statement on Form N-4 (File No. 33-27783) filed on
           December 5, 1996.)
     (7)   Not applicable.
     (8)   Fund Participation Agreements.
           Forms of Agreements between The Lincoln National Life Insurance Company and:
           (a)  AIM Variable Insurance Funds, Inc.**
           (b)  BT Insurance Funds Trust.
           (c)  Delaware Group Premium Fund, Inc.***
           (d)  Fidelity Variable Insurance Products Fund.****
           (e)  Fidelity Variable Insurance Products Fund II.****
           (f)  MFS-Registered Trademark- Variable Insurance Trust.*****
           (g)  Templeton Variable Products Series Fund.**
           (h)  OCC Accumulation Trust.
     (9)   Services Agreement between The Lincoln National Life Insurance Co. and Delaware
           Management Co. is incorporated herein by reference to Registration Statement on
           Form S-6 (File No. 33-40745) filed on November 21, 1997.
    (10)   See Exhibit 1(5).
2.         See Exhibit 1(5).
3.         Opinion and Consent of Brian Burke, Esq.*****
4.         Not applicable.
5.         Not applicable.
6.         Opinion and consent of Michael J. Roscoe, F.S.A.
7.         Consent of Ernst & Young LLP, Independent Auditors.
8.         Not applicable.


    * Incorporated by reference to Registrant's registration statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
   ** To be filed by amendment.
  *** Incorporated by reference to Registration Statement on Form N-4 (File No.
      33-25990) filed on April 22, 1998.
 **** Incorporated by reference to Registration Statement on Form N-4 (File No.
      333-04999) filed on September 26, 1996.

***** Incorporated by reference to Registration Statement on Form S-6 (File No.
      333-42479) filed on April 28, 1998.

                                   SIGNATURES


    As required by the Securities Act of 1933, the registrant has duly caused this Pre-Effective amendment No. 2 to this Registration Statement on Form S-6 (File No. 333-42479) to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Fort Wayne and State of Indiana, on the 12th day of May, 1998.


                                          LINCOLN LIFE FLEXIBLE PREMIUM
                                          VARIABLE LIFE
                                           ACCOUNT M
                                          (Name of Registrant)

                                          By:       /s/ GABRIEL L. SHAHEEN

                                             -----------------------------------
                                                     Gabriel L. Shaheen
                                                          PRESIDENT
                                             THE LINCOLN NATIONAL LIFE INSURANCE
                                                           COMPANY

                                          THE LINCOLN NATIONAL LIFE INSURANCE
                                          COMPANY
                                          (Name of Depositor)

                                          By:       /s/ GABRIEL L. SHAHEEN

                                             -----------------------------------
                                                     Gabriel L. Shaheen
                                                          PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below on May 12, 1998 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

                                                    President, Chief
              /s/ GABRIEL L. SHAHEEN                 Executive Officer and
   -------------------------------------------       Director (Principal
                Gabriel L. Shaheen                   Executive Officer)

   -------------------------------------------      Executive Vice President
               Lawrence T. Rowland                   and Director

                /s/ IAN M. ROLLAND
   -------------------------------------------      Director
                  Ian M. Rolland

              /s/ H. THOMAS MCMEEKIN
   -------------------------------------------      Director
                H. Thomas McMeekin

              /s/ RICHARD C. VAUGHAN
   -------------------------------------------      Director
                Richard C. Vaughan

                /s/ JON A. BOSCIA
   -------------------------------------------      Director
                  Jon A. Boscia

                                                    Senior Vice President,
                                                     Assistant Treasurer and
                /s/ KEITH J. RYAN                    Chief Financial Officer
   -------------------------------------------       (Principal Financial
                  Keith J. Ryan                      Officer and Principal
                                                     Accounting Officers)